Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, March 3, 2020

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

We have audited the accompanying consolidated financial statements of Latam Airlines Group S.A. and subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2019 and 2018 and as at January 1, 2018 and the consolidated statements of income by function, consolidated comprehensive income, consolidated changes in equity and consolidated cash flows – direct method for the years ended December 31, 2019 and 2018, and the corresponding notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Chilean Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. As a consequence we do not express that kind of opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Santiago, March 3, 2020

Latam Airlines Group S.A. and subsidiaries

2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects the financial position of Latam Airlines Group S.A. and subsidiaries as at December 31, 2019 and 2018 and January, 1, 2018, and the results of operations and cash flows for the years ended December 31, 2019 and 2018 in accordance with the International Financial Reporting Standards (IFRS).

Emphasis of matter

As described in note 2.1 to the consolidated financial statements, on January 1, 2019, the company adopted IFRS 16 - Leases, which establishes the principles for the recognition, measurement, presentation and disclosure of leases. The Company has chosen to apply this standard retrospectively, restating the balances as at January 1 and December 31, 2018. Our opinion is not modified in respect of this matter.

Renzo Corona Spedaliere

RUT: 6.373.028-9

Digitally signed by Renzo Piero Corona Spedaliere RUT: 6.373.028-9. The digital certificate is embedded in the electronic version of this document.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

16 - Goodwill	69
17 - Property, plant and equipment	71
18 - Current and deferred tax	76
19 - Other financial liabilities	80
20 - Trade and other accounts payables	89
21 - Other provisions	91
22 - Other non financial liabiliies	93
23 - Employee benefits	95
24 - Accounts payable, non-current	97
25 - Equity	97
26 - Revenue	102
27 - Costs and expenses by nature	102
28 - Other income, by function	104
29 - Foreign currency and exchange rate differences	105
30 - Earnings per share	113
31 - Contingencies	114
32 - Commitments	126
33 - Transactions with related parties	128
34 - Share based payments	129
35 – Statement of cash flows	132
36 - The environment	134
37 – Events subsequent to the date of the financial statements	135

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of	As of
		December 31,	December 31,	January 1,
	Note	2019	2018	2018
		ThUS$	ThUS$	ThUS$
			Restated	Restated
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,072,579	1,081,642	1,142,004
Other financial assets	7 - 11	499,504	383,984	559,919
Other non-financial assets	12	313,449	290,476	244,778
Trade and other accounts receivable	7 - 8	1,244,348	1,162,582	1,202,945
Accounts receivable from related entities	7 - 9	19,645	2,931	2,582
Inventories	10	354,232	279,344	236,666
Current tax assets	18	29,321	69,134	77,987

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,533,078	3,270,093	3,466,881

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	485,150	5,768	291,103

Total current assets		4,018,228	3,275,861	3,757,984

Non-current assets
Other financial assets	7 - 11	46,907	58,700	88,090
Other non-financial assets	12	204,928	227,541	212,203
Accounts receivable	7 - 8	4,725	5,381	6,891
Intangible assets other than goodwill	15	1,448,241	1,441,072	1,617,247
Goodwill	16	2,209,576	2,294,072	2,672,550
Property, plant and equipment	17	12,919,618	12,501,809	12,930,652
Current tax assets, non-current	18	-	757	17,532
Deferred tax assets	18	235,583	273,529	370,564
Total non-current assets		17,069,578	16,802,861	17,915,729
Total assets		21,087,806	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of	As of
		December 31,	December 31,	January 1,
LIABILITIES	Note	2019	2018	2018
		ThUS$	ThUS$	ThUS$
			Restated	Restated
Current liabilities

Other financial liabilities	7 - 19	1,885,660	1,794,286	1,619,979
Trade and other accounts payables	7 - 20	2,222,874	1,674,303	1,668,612
Accounts payable to related entities	7 - 9	56	382	760
Other provisions	21	5,206	4,794	2,783
Current tax liabilities	18	11,925	3,738	3,511
Other non-financial liabilities	22	2,835,221	2,454,746	2,901,603
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale		6,960,942	5,932,249	6,197,248
Liabilities included in disposal groups classified as held for sale	13	-	-	15,546
Total current liabilities		6,960,942	5,932,249	6,212,794
Non-current liabilities
Other financial liabilities	7 - 19	8,530,418	8,359,462	9,433,450
Accounts payable	7 - 24	619,110	529,277	559,443
Other provisions	21	286,403	303,495	374,593
Deferred tax liabilities	18	616,803	786,571	877,748
Employee benefits	23	93,570	82,365	101,087
Other non-financial liabilities	22	851,383	644,702	158,305
Total non-current liabilities		10,997,687	10,705,872	11,504,626
Total liabilities		17,958,629	16,638,121	17,717,420

EQUITY
Share capital	25	3,146,265	3,146,265	3,146,265
Retained earnings	25	352,272	218,971	(41,012)
Treasury Shares	25	(178)	(178)	(178)
Other reserves		(367,577)	(4,365)	760,761
Parent's ownership interest		3,130,782	3,360,693	3,865,836
Non-controlling interest	14	(1,605)	79,908	90,457
Total equity		3,129,177	3,440,601	3,956,293
Total liabilities and equity		21,087,806	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the year ended
		December 31,
	Note	2019	2018
		ThUS$	ThUS$
Restated
Revenue	26	10,070,063	9,895,456
Cost of sales		(7,951,269)	(7,773,432)
Gross margin		2,118,794	2,122,024
Other income	28	360,864	472,758
Distribution costs		(580,046)	(615,214)
Administrative expenses		(735,218)	(736,333)
Other expenses		(422,792)	(356,250)
Other gains/(losses)		11,525	53,499
Income from operation activities		753,127	940,484
Financial income		26,283	53,253
Financial costs	27	(589,934)	(539,137)
Foreign exchange gains/(losses)	29	(32,571)	(38,070)
Result of indexation units		(14,989)	(865)
Income (loss) before taxes		141,916	415,665
Income tax expense / benefit	18	53,697	(73,879)
NET INCOME (LOSS) FOR THE YEAR		195,613	341,786
Income (loss) attributable to owners of the parent		190,430	309,811
Income (loss) attributable to non-controlling interest	14	5,183	31,975
Net income (loss) for the year		195,613	341,786
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.31403	0.51090
Diluted earnings (losses) per share (US$)	30	0.31403	0.51090

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2019	2018
		ThUS$	ThUS$
			Restated
NET INCOME		195,613	341,786
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	(10,636)	(5,819)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(10,636)	(5,819)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences Gains (losses) on currency translation, before tax	29	(243,271)	(743,516)
Other comprehensive (loss), before taxes, currency translation differences		(243,271)	(743,516)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	66,856	(27,797)
Other comprehensive income (losses), before taxes, cash flow hedges		66,856	(27,797)
Total other comprehensive (loss) that will be reclassified to income before taxes		(176,415)	(771,313)
Other components of other comprehensive income (loss), before taxes		(187,051)	(777,132)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	2,873	1,566
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income (loss)		2,873	1,566
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		414	(269)
Income taxes related to components of other comprehensive (loss) will be reclassified to income		414	(269)
Total Other comprehensive (loss)		(183,764)	(775,835)
Total comprehensive income (loss)		11,849	(434,049)
Comprehensive income (loss) attributable to owners of the parent		15,250	(452,844)
Comprehensive income (loss) attributable to non-controlling interests		(3,401)	18,795
TOTAL COMPREHENSIVE INCOME (LOSS)		11,849	(434,049)

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent's ownership interest	Non-controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2019
Restated		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601
Total increase (decrease) in equity
Net income for the year	25	-	-	-	-	-	-	-	-	190,430	190,430	5,183	195,613
Other comprehensive income		-	-	(233,643)	66,225	(7,762)	-	(175,180)	-	(175,180)	(8,584)	(183,764)
Total comprehensive income		-	-	(233,643)	66,225	(7,762)	-	-	(175,180)	190,430	15,250	(3,401)	11,849
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	(57,129)	(57,129)	-	(57,129)

Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,585)	(186,447)	(188,032)	-	(188,032)	(78,112)	(266,144)
Total transactions with shareholders		-	-	-	-	-	(1,585)	(186,447)	(188,032)	(57,129)	(245,161)	(78,112)	(323,273)
Closing balance as of December 31, 2019		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2018		3,146,265	(178)	(2,131,591)	18,140	(10,926)	39,481	2,639,780	554,884	475,118	4,176,089	91,147	4,267,236
Increase (decrease) by application of new accounting standards	2-25	-	-	205,877	-	-	-	-	205,877	(516,130)	(310,253)	(690)	(310,943)
Initial balance Restated		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(41,012)	3,865,836	90,457	3,956,293
Total increase (decrease) in equity
Net income for the year	25	-	-	-	-	-	-	-	-	309,811	309,811	31,975	341,786
Other comprehensive income		-	-	(730,930)	(27,473)	(4,252)	-	-	(762,655)	-	(762,655)	(13,180)	(775,835)
Total comprehensive income		-	-	(730,930)	(27,473)	(4,252)	-	-	(762,655)	309,811	(452,844)	18,795	(434,049)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	(54,580)	(54,580)	-	(54,580)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,607)	(864)	(2,471)	4,752	2,281	(29,344)	(27,063)
Total transactions with shareholders		-	-	-	-	-	(1,607)	(864)	(2,471)	(49,828)	(52,299)	(29,344)	(81,643)

Closing balance as of December 31, 2018 Restated		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the year ended
		December 31,
	Note	2019	2018
		ThUS$	ThUS$
			Restated
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		11,079,333	10,787,804
Other cash receipts from operating activities		127,683	95,099
Payments for operating activities
Payments to suppliers for goods and services		(6,663,875)	(6,775,003)
Payments to and on behalf of employees		(1,644,806)	(1,789,022)
Other payments for operating activities		(267,643)	(255,988)
Income taxes (paid)		(45,311)	(29,186)
Other cash inflows (outflows)	35	241,286	39,612
Net cash flows from operating activities		2,826,667	2,073,316
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses		-	69,724
Other cash receipts from sales of equity or debt instruments of other entities		4,063,582	3,640,208
Other payments to acquire equity or debt instruments of other entities		(4,131,890)	(3,542,839)
Amounts raised from sale of property, plant and equipment		50,322	223,753
Purchases of property, plant and equipment		(1,276,621)	(660,707)
Purchases of intangible assets		(140,173)	(96,206)
Interest received		17,822	10,175
Other cash inflows (outflows)	35	(2,249)	(2,476)
Net cash flow (used in) investing activities		(1,419,207)	(358,368)
Cash flows from financing activities	35
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		(294,105)	(2)
Amounts raised from long-term loans		1,781,728	779,062
Amounts raised from short-term loans		93,000	293,000
Loans repayments		(1,860,455)	(1,738,348)
Payments of lease liabilities		(398,992)	(373,439)
Dividends paid		(55,116)	(72,620)
Interest paid		(550,877)	(540,303)
Other cash inflows (outflows)		(58,704)	44,053
Net cash flows (used in) financing activities		(1,343,521)	(1,608,597)
Net increase in cash and cash equivalents before effect of exchanges rate change		63,939	106,351
Effects of variation in the exchange rate on cash and cash equivalents		(73,002)	(166,713)
Net increase (decrease) in cash and cash equivalents		(9,063)	(60,362)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	6	1,081,642	1,142,004
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	6	1,072,579	1,081,642

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the "Company") is a public limited company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange - Stock Exchange, besides being listed in the United States of America on the New York Stock Exchange ("NYSE"), in the form of American Depositary Receipts ("ADRs").

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of December 31, 2019, the Company's statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,832 outstanding shares, of the last capital increase approved in August of the year 2016.

The shareholder major of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. e Inversiones La Espasa Dos y Cía. Ltda., Owns 21.46% of the shares issued by the Company.

As of December 31, 2019, the Company had a total of 1,228 shareholders in its registry. At that date, approximately 4.17% of the Company's property was in the form of ADRs.

For the period ended December 31, 2019, the Company had an average of 41,043 employees, ending this period with a total number of 41,729 people, distributed in 6,966 Administration employees, 4,911 in Maintenance, 13,538 in Operations, 9,511 Cabin Crew, 4,298 Cockpit Crew and 2,505 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

		Country	Functional	As December 31, 2019			As December 31, 2018
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
96.518.860-6	Latam Travel Chile S.A. and Subsidiary	Chile	US$	-	-	-	99.9900	0.0100	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	99.9714	0.0286	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	99.9999	0.0001	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	99.0000	1.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of December 31, 2019, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position						Net Income
								For the year ended
		As of December 31, 2019			As of December 31, 2018			December 31,
								2019	2018
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
						Restated			Restated
96.518.860-6	Latam Travel Chile S.A. and Subsidiary	-	-	-	10,841	3,909	6,932	-	2,385
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	632,673	1,487,248	(853,624)	526,017	1,281,800	(751,960)	(26,551)	(48,061)
Foreign	Latam Airlines Perú S.A.	519,363	510,672	8,691	419,325	409,221	10,104	(3,550)	5,416
93.383.000-4	Lan Cargo S.A.	634,852	462,666	172,186	513,367	336,715	176,652	(4,157)	(34,322)
Foreign	Connecta Corporation	64,110	24,023	40,087	66,593	28,183	38,410	1,677	16,923
Foreign	Prime Airport Services Inc. and Subsidiary (*)	22,068	23,102	(1,034)	15,817	17,654	(1,837)	802	1,225
96.951.280-7	Transporte Aéreo S.A.	359,335	142,423	216,912	331,496	129,233	202,263	14,610	(17,609)
96.631.520-2	Fast Air Almacenes de Carga S.A.	20,182	12,601	7,581	17,057	9,614	7,443	796	(3)
Foreign	Laser Cargo S.R.L.	(10)	-	(10)	26	13	13	-	(3)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	48,929	15,228	33,450	53,326	13,040	40,028	(6,579)	19,121
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	65,422	78,890	(12,111)	181,522	192,059	(9,614)	(2,497)	497
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,329	50	1,279	1,383	50	1,333	(54)	(4,774)
96.847.880-K	Technical Trainning LATAM S.A.	2,378	1,075	1,303	2,879	1,031	1,848	(282)	884
Foreign	Latam Finance Limited	1,362,762	1,531,238	(168,476)	679,034	756,774	(77,740)	(90,736)	(47,723)
Foreign	Peuco Finance Limited	664,458	664,458	-	608,191	608,191	-	-	-
Foreign	Profesional Airline Services INC.	3,509	1,950	1,559	2,430	1,967	463	1,096	197
Foreign	Jarletul S.A.	150	860	(710)	18	125	(107)	(603)	(107)
Foreign	TAM S.A. and Subsidiaries (*)	5,090,180	3,550,875	1,539,305	4,420,546	3,256,017	1,164,529	186,140	389,072

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, special purpose entities have been consolidated: 1. Chercán Leasing Limited, created for aircraft advances financing; 2. Guanay Finance Limited, created for the issuance of secured bonds with future credit card payments; 3. Private investment funds; 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited, Vari Leasing Limited, Dia Iguazu Limited, Condor Leasing C.O. Limited, FI Timothy Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited and LS-Aviation No.23 Co. Limited created for aircraft financing. Those companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

Changes occurred in the consolidation perimeter between January 1, 2018 and December 31, 2019, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 22, 2018, Lan Pax Group S.A., purchased 17,717 shares of Laser Cargo SRL. to Andes Airport Service S.A., consequently Lan Pax Group S.A. ownership is 3.77922% and Lan Cargo S.A. with a 96.22078% share of Laser Cargo SRL.

-	On March 13, 2018, the company Jarletul S.A., was create. The company ownership is 99% of LATAM Airlines Group S.A. and a 1% is from Inversiones Lan S. A., and its main activity is a travel agency.

-	As of December 31, 2018, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 5,319 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, consequently, the indirect participation of LATAM Airlines Group S.A. corresponds to 99.2012%.

-	In April 2019, TAM Linhas Aereas S.A, through a public offering of shares, acquired 27.26% of the shares of Multiplus S.A., owned by minority shareholders. Subsequently, the Company TAM S.A assigned 72,74% of its stake in Multiplus S.A., through a capital increase, to TAM Linhas Aerea S.A.; Because of 100% of the shares remain under the control of TAM Linhas Aereas S.A. a merge with Multiplus S.A. was materialized, leaving Multiplus S.A. from being an independent company on May 31, 2019. As result of the merger by incorporation, the Coalition and Loyalty Program of Multiplus S.A. which was identified as an independent Cash Generating Unit (CGU), and which also represented an operating segment, becomes part, as well as, the other loyalty programs of the group (LATAM Pass and LATAM Fidelidade), of the CGU Air Transport. Additionally, from that moment LATAM has a single operating segment within the Group.

The value of the acquisition of this transaction was ThUS $ 294,105.

-	By public deed dated November 20, 2019 LATAM Airlines Group S.A. acquires 100% of the shares of LATAM Travel Chile S.A.

Under the provisions of No. 2 of Art. 103 of Law No. 18,046 on Corporations, for having collected all the shares held by a single shareholder and for having elapsed the period of 10 days without having amended said situation, the company LATAM Travel Chile S.A. It has been fully dissolved on December 1, 2019.

As a result of the dissolution of the company LATAM Travel Chile S.A., the company LATAM Airlines Group S.A. assumes from that date all obligations and rights corresponding to the first.

(2)	Disposal of companies.

-	On May 7, 2018 LATAM Airlines Group S.A. and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A., sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L., 100% of its shares in the subsidiary Andes Airport Services S.A.

The sale value of Andes Airport Services S.A. it was ThUS$ 39,108

-	On November 30, 2018, Mas Investment Limited, a subsidiary of LATAM Airlines Group S.A., sold to Puente Aéreo Corporación S.A. de C.V. his participation in the companies Aero Transportes Mas de Carga S.A. de C.V. and Promotora Aérea Latino Americana S.A. de C.V.

The sale value of this transaction was ThUS$ 29,466.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board ("IASB") and with the interpretations issued by the interpretations committee of the International Financial Reporting Standards (IFRIC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2018, except for the standards and interpretations adopted as of January 1, 2019.

(a)	Accounting pronouncements with implementation effective from January 1, 2019:

(i) Standards and amendments	Date of issue	Effective Date:

IFRS 16: Leases.	january 2016	01/01/2019

Amendment to IFRS 9: Financial instruments	october 2017	01/01/2019

Amendment to IAS 28: Investments in associates and joint ventures	october 2017	01/01/2019

Amendment to IAS 19: Benefits to employees	february 2018	01/01/2019

(ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.	december 2017	01/01/2019

(iii) Interpretations

IFRIC 23: Uncertain tax positions	june 2017	01/01/2019

The application of these accounting pronouncements as of January 1, 2019, had no significant effects on the consolidated financial statements of the Company; with the exception of those originated by the application of IFRS 16: Leases described as follow.

During the year, the Company has recognized the changes, in the consolidated financial statements, as a result of the adoption of IFRS 16 retrospectively; restating the comparative figures, in accordance with the provisions of IAS 8 Accounting policies, changes in accounting estimates and errors.

The impacts of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from contracts with customers and IFRS 16 Leases are as follows:

Consolidated statement of financial position (extract)

a)	As of January 1, 2018:

		As of December 31,	Adoption impact				As of January 1	Adoption impact		As of January 1,
	Note	2017	IFRS 9		IFRS 15		2018	IFRS 16		2018
		ThUS$	THUS$		ThUS$		ThUS$	ThUS$		ThUS$
										Restated
Current assets
Other non-financial assets, current	12	221,188	-		54,361	(4)	275,549	(30,771	)(9)	244,778
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	-		1,202,945	-		1,202,945
Non-current assets
Other non-financial assets, non current	12	220,807	-		-		220,807	(8,604	)(9)	212,203
Properties, plants and equipment	17	10,065,335	-		-		10,065,335	2,865,317	(9)	12,930,652
Deferred tax assets	18	364,021	89	(2)	6,005	(7)	370,115	449	(10)	370,564

Current liabilities
Other current financial liabilities	7-19	1,300,949	-		-		1,300,949	319,030	(11)	1,619,979
Trade and other accounts payables	7-20	1,695,202	-		(22,192	)(5)	1,673,010	(4,398	)(9)	1,668,612
Other non-financial liabilities, current	22	2,823,963	-		77,640	(6)	2,901,603	-		2,901,603

Non-current liabilities
Other non current financial liabilities	7-19	6,605,508	-		-		6,605,508	2,827,942	(11)	9,433,450
Accounts payable commercial and other	7-24	498,832	-		-		498,832	60,611	(9)	559,443
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148	(75,400	)(10)	877,748
Equity
Equity attributable to the owners of the parent
Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569	(506,581	)(12)	(41,012)
Other reserves	25	554,884	-		-		554,884	205,877	(12)	760,761
Non-controlling interest	14	91,147	-		-		91,147	(690	)(12)	90,457

b)	As of December 31, 2018:

		As of	Adoption		As of
		December 31,	impact		December 31,
	Note	2018	IFRS 16		2018
		ThUS$	ThUS$		ThUS$
					Restated
Current assets
Other non-financial assets, current	12	320,977	(30,501	)(9)	290,476

Non-current assets
Other non-financial assets, non current	12	233,741	(6,200	)(9)	227,541
Properties, plants and equipment	17	9,953,365	2,548,444	(9)	12,501,809
Deferred tax assets	18	273,328	201	(10)	273,529

Current liabilities
Other current financial liabilities	7 - 19	1,430,789	363,497	(11)	1,794,286

Non-current liabilities
Other non current financial liabilities	7 - 19	5,864,910	2,494,552	(11)	8,359,462
Accounts payable commercial and other	7 - 24	483,656	45,621	(9)	529,277
Deferred tax liability	18	872,121	(85,550	)(10)	786,571
Equity
Equity attributable to the owners of the parent
Accumulated earnings	25	597,676	(378,705	)(12)	218,971
Other reserves	25	(76,926)	72,561	(12)	(4,365)
Non-controlling interest	14	79,940	(32	)(12)	79,908

- Effects of adopting IFRS 9

(1)	Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To the calculate percentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $ (11.1) million.

This standard also includes requirements related to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current loss impairment model incurred.

As of January 1, 2018, the calculation of the impairment losses provision are as follows:

	Portfolio maturity
			Up to	Up to	More than
		Up to	91 to	181 to	360
	Up to date	90 days	180 days	360 days	days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Expected loss rate	1%	21%	46%	67%	94%	8%
Gross book value	1,046,909	36,241	12,001	14,623	66,022	1,175,796
Impairment provision	(13,570)	(7,774)	(5,499)	(9,803)	(61,787)	(98,433)

(2)	Deferred tax adjustments originated by the application of IFRS 9.

(3)	Net effect on accumulated results of the adjustments indicated above.

In addition to the impacts on the consolidated statement of financial position, the application of IFRS 9: Financial Instruments requires the classification of financial instruments according to the business model, to determine the form of measurement of financial instruments, after their initial recognition.

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9
				Initial
	Loans	Hedge	Held	as fair value		At fair value
	and	and	for	through profit	Cost	with changes
Assets	receivables	derivatives	trading	and loss	amortized	in results	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	-	-	3,013,536
Cash and cash equivalents	(1,112,346)	-	-	(29,658)	1,112,346	29,658	-
Other financial assets, current	(23,918)	-	(1,421)	(472,232)	23,918	473,653	-
Trade debtors and other accounts receivable, current	(1,214,050)	-	-	-	1,214,050	-	-
Accounts receivable from entities related, current	(2,582)	-	-	-	2,582	-	-
Other financial assets, non-current	(87,077)	-	(494)	-	87,077	494	-
Accounts receivable, non-current	(6,891)	-	-	-	6,891	-	-
Balance as of January 1, 2018	-	62,867	-	-	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
	Others	Held
	financial	hedge	Cost
Liabilities	liabilities	derivatives	amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of December 31, 2017	10,086,434	14,817	-	10,101,251
Other current financial liabilities	(1,288,749)	-	1,288,749	-
Trade accounts payable and other accounts payable, current	(1,695,202)	-	1,695,202	-
Accounts payable to related entities, current	(760)	-	760	-
Other financial liabilities, not current	(6,602,891)	-	6,602,891	-
Accounts payable, not current	(498,832)	-	498,832	-
Balance as of January 1, 2018 (*)	-	14,817	10,086,434	10,101,251

(*) Balances as of January 1, 2018 do not contain the re-expression effects originated by IFRS 16. - Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs related to the revenues from air transport of passengers, corresponding to: the commissions charged by the credit card administrators for US$ 22.0 million and the air ticket booking services through the system general distribution (GDS) for US$ 15.6 million. Additionally, there is a reclassification of commissions from travel agencies for US$ 16.8 million, which previously were presented, according IAS 18, net of the liability to fly in other non-financial liabilities.

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore, they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to the ground transportation service for US $ 15.6 million and traveler’s checks for US $ 6.6 million.

(6) Performance Obligations: The Company analyzed the moment in which the performance obligations identified in the contracts with customers must be recognized in the consolidated result. During this analysis, some concepts were identified which must be deferred until the moment of service provision, mainly related to land transportation services, charges for modifications to the initial contract in the sale of tickets and redeem of some products associated with loyalty programs for US$ 60.8 million. Additionally, there is the reclassification detailed in numeral (4) for US$ 16.8 million.

(7) Deferred tax adjustments originated by the application of IFRS 15.

(8) Net effect on accumulated results of the adjustments indicated above.

Additionally, the Company concluded that, in the rendering of certain services, it acted as agent in the provision of these services, therefore some reclassifications were made in the consolidated income statement to reflect the corresponding commission.

- Effects of adopting IFRS 16

(9) Company recognized under Property, plant and equipment right of use assets for US $ 2,865.3 million as of January 1, 2018 and US $ 2,548.4 as of December 31, 2018, associated with contracts that meet the definition of lease (Note 2.21 & 17).

The Company decrease other financial assets related to advance payments for leases for US $ 39.4 million as of January 1, 2018 and US $ 36.7 as of December 31, 2018, since with the application of the standard these amounts are considered in the initial measurement of the right of use asset. The Company increased the cost of restoration associated with the return of aircraft and engines for US $ 56.2 million as of January 1, 2018 and US $ 45.6 million as of December 31, 2018. With the application of the standard, the net present value of this cost was included in the asset for right of use and its counterpart in the line of accounts payable, current or non-current, depending on the return date of the aircraft or engines.

(10) Deferred taxes: adjustments originated by the application of IFRS 16.

(11) Lease liabilities: The Company recognized within the Other financial liabilities for lease for US $ 3,147.0 million as of January 1, 2018 and US $ 2,858.0 million as of December 31, 2018, associated with contracts that meet the definition of lease (Note 2.21 & 19).

(12) The effect of the recognition of the leases under IFRS 16 generated a decrease in retained earnings of US $ 506.6 million as of January 1, 2018 (US $ 378.7 million as of December 31, 2018). The increase in Other reserves of US $ 205.9 million as of January 1, 2018 (decrease of US $72,5 million as of December 31, 2018), was caused by the Cumulative translation adjustment of those subsidiaries with functional currencies other than the US dollar. The application of IFRS 16 also affected non-controlling interests.

Impact recognized as a result of the adoption of IFRS 15 and IFRS 16 as of December 31, 2018 are presented in the consolidated income statement:

		For the year ended december 31, 2018
Reconciliation Revenue			Adjustments for reconciliation
	Nota	Results under IFRS 15	Adoption impact IFRS16	Results under IFRS 15	Contract costs (4)	Deferred revenues recognition [(5), (6)]	Reclassifications	Results under IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Published		Restated
				IFRS 16
Revenue	26	9,895,456	-	9,895,456	-	48,561	31,501	9,975,518
Cost of sales		(7,962,843)	189,411	(7,773,432)	-	(34,986)	-	(7,808,418)
Gross margin		1,932,613	189,411	2,122,024	-	13,575	31,501	2,167,100
Other income	28	472,758	-	472,758	-	-	42,563	515,321
Distribution costs		(619,200)	3,986	(615,214)	(43)	-	(20,003)	(635,260)
Administrative expenses		(721,270)	(15,063)	(736,333)	(806)	-	(54,061)	(791,200)
Other expenses		(359,781)	3,531	(356,250)	-	-	-	(356,250)
Other gains (losses)		53,499	-	53,499	-	-	-	53,499
Income from operation activities		758,619	181,865	940,484	(849)	13,575	-	953,210
Financial income		53,253	-	53,253	-	-	-	53,253
Financial costs	27	(356,269)	(182,868)	(539,137)	-	-	-	(539,137)
Foreign exchange gains (losses)	29	(157,709)	119,639	(38,070)	-	-	-	(38,070)
Result of indexation units		(865)	-	(865)	-	-	-	(865)
Income (loss) before taxes		297,029	118,636	415,665	(849)	13,575	-	428,391
Income (loss) tax expense / benefit	18	(83,782)	9,903	(73,879)	(23)	(1,030)	-	(74,932)
NET INCOME (LOSS) FOR THE YEAR		213,247	128,539	341,786	(872)	12,545	-	353,459
Income (loss) attributable to owners of the parent		181,935	127,876	309,811	(872)	12,545	-	321,484
Income (loss) attributable to non- controlling interest	14	31,312	663	31,975	-	-	-	31,975
Net income (loss) for the period		213,247	128,539	341,786	(872)	12,545	-	353,459

In the income statement, with the implementation of the IFRS16 standard, restated were made in the following lines:

-	Cost of sale, distribution costs, administrative expenses: net effect of derecognized of rental cost and recognition of the depreciation of the right of use.

-	Financial Costs: interest expense corresponding to the lease liability.

Impact recognized as a result of the adoption of IFRS 16 for the year ended December 31, 2018 are presented in the consolidated statement of cash flows:

	For the year ended	Adoption		For the year ended
	December 31	impact		December 31,
	2018	IFRS 16		2018
	ThUS$	ThUS$		ThUS$
				Restated

Payments to suppliers for goods and services	(7,331,390)	556,387	(1)	(6,775,003)
Net cash flows from operating activities	(7,331,390)	556,387		(6,775,003)

Loans repayments	(1,045,662)	(692,687	)(2)	(1,738,349)
Payments of finance lease liabilities	(692,687)	692,687	(2)	-
Payments of lease liabilities	-	(373,439	)(1)	(373,439)
Interest paid	(357,355)	(182,948	)(1)	(540,303)
Net cash flows (used in) financing activities	(2,095,704)	(556,387)		(2,652,091)

(1) Correspond to the reclassification of lease payments, principal to payment of lease liability and interest to interest paid.

(2) Correspond to the reclassification of leases payments previously classified as financial lease.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2019 and which has not been early adopted.

(i) Standards and amendments	Date of issue	Effective Date

IFRS 17: Insurance contracts	May 2017	January 1, 2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

Amendment to IFRS 3: Business combination	October 2018	January 1, 2020

Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	October 2018	January 1, 2020

Amendment to IFRS 9: Financial instruments; IAS 39: Financial instruments: Recognition and measurement; Y IFRS 7: Financial instruments: Disclosures	September 2019	January 1, 2020

The management of the Company estimates that the adoption of the standards, amendments and Interpretations described above, will not have a significant impact on the consolidated financial statements of the Company in the application of its first adoption. At the close consolidated financial statements, the Company is analyzing the possible effects of the amendment issued in September 2019 to IFRS 9, IAS 39 and IFRS 7 for the reform of interest rates of reference.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU identified by the Company, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Air transport CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., program that is part of TAM Linhas Aereas S.A. (See Note 1).

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others cost directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands changes from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life and developing IT projects are not subject to amortization and are subject to annual tests for impairment losses or if there are indications of impairment. Management conducts an impairment assessment annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. For the purpose of assessing impairment losses, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

2.9.	Financial assets

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39 for hedge accounting and IFRS 9 for derivatives not qualify as hedge accounting, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.
Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The tax expense for the period comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the corresponding service is provided. These assets are included under Other non-financial assets in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well purchasing of products and services from network of non airlines partners.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the miles are redeemed through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

Deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs, reduced for breakage.

The miles and points that the Company estimates will not be exchanged are recognized at the moment of the earn. Management uses statistical models to estimate the breakage based on the latest available information regarding redemption and expiration patterns.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment (See Note 17).

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase options, if is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current (See Note 19).

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are presented in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, in cash flows use in financing activities.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) that the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continue to be presented within the “other financial liabilities” described in Note 19. On the other hand, aircraft are presented in Property, plants and equipment as described in Note 17, as “own aircrafts”.

The Group qualifies as sale and leaseback transactions, operations which lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no repurchase option on the goods at the end of the lease term.

If the sale of the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized and an asset is recognized for the right to use equal to the retained part of the net carrying amount of the asset.

If the sale by the seller-lessee is not qualified as a sale in accordance with IFRS 15, the assets transferred are maintained in the financial statements and a financial liability is recognized equal to the sale price (received from the buyer-lessor).

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended december 31, 2019, the Company recognized losses of US$ 23.1 million for fuel coverage net of premium. During the same period of 2018, the Company recognized gains of US$ 29.7 million for the same concept.

As of december 31, 2019, the market value of fuel positions amounted to US$ 48.5 million (positive). At the end of december 2018, this market value was US$ 15.8 million (negative).

The following tables show the level of hedge for different periods:

	Maturities
Positions as of December 31, 2019 (*)	Q120	Q220	Q320	Q420	Total
Percentage of coverage over the expected volume of consumption	65%	61%	20%	19%	41%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

	Maturities
Positions as of December 31, 2018 (*)	Q119	Q219	Q319	Q419	Total
Percentage of coverage over the expected volume of consumption	66%	58%	40%	15%	45%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2020.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the JET crude futures benchmark price at the end of December 2019 and the end of December 2018.

	Positions as of december 31, 2019	Positions as of december 31, 2018
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+15.4	+7.4
-5	-34.5	-5.5

Given the structure of fuel coverage during 2019, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 121.8 million of lower fuel costs. For the same period, a vertical rise of US$ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 114.2 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2019, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of december 31, 2019, the market value of FX derivative positions amounted to US $ 0.04 million (negative). At the end of December 2018, the Company did not maintain derivatives of current FX hedges.

During the period ended december 31, 2019, the Company recognized gains of US $ 1.9 million for FX coverage net of premiums. During the same period of 2018, the Company recognized gains of US$ 18.3 million.

As of december 31, 2019, the Company has contracted FX derivatives for US $ 15 million for BRL. At the end of december 2018, the Company did not maintain current FX derivatives.

During 2018 the company contracted FX derivatives which were not registered under hedge accounting. As of december 31, 2019, the amount recognized in results amounts to US $ 6.2 million (negative) net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

The following table shows the sensitization of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection period was defined until the end of the last coverage contract in force, with the last business day of the first quarter of the year 2020:

Appreciation (depreciation)(*)	Effect at december 31, 2019	Effect at december 31, 2018
of R$	Millions of US$	Millions of US$

-10%	-0.6	-
+10%	+1.1	-

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

During 2018 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same year for a notional UF 8.7 million and UF 5.0 million, respectively. As of December 31, 2019, the market value of the currency swaps derivative positions amounted to US $ 22.7 million (negative). At the end of December 2018, this market value was US $ 15.1 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)(*)	Effect at december 31, 2019	Effect at december 31, 2018
of R$/US$(*)	Millions of US$	Millions of US$

-10%	+9.5	+39.8
+10%	-9.5	-39.8

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at december 31, 2019	Effect at december 31, 2018
of R$/US$	Millions of US$	Millions of US$

-10%	+402.48	+384.73
+10%	-329.29	-314.78

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 62% (60% at December 31, 2018) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of december 31, 2019, the market value of the derivative positions of interest rates amounted to US $ 2.6 million (positive). At the end of December 2018, this market value was US $ 2.2 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) futures curve in libor 3 months	Positions as of december 31, 2019 effect on profit or loss before tax (millions of US$)	Positions as of december 31, 2018 effect on profit or loss before tax (millions of US$)

+100 basis points	-27.60	-29.62
-100 basis points	+27.60	+29.62

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of december 31, 2019 effect on equity (millions of US$)	Positions as of december 31, 2018 effect on equity (millions of US$)

+100 basis points	+13.62	+0.70
-100 basis points	-14.71	-0.71

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally, the Company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations. The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At december 31, 2019 is US$ 1,459 million (US$ 1,404 million at december 31, 2018), invested in short term instruments through financial high credit rating levels entities.

In addition to the balance of liquid funds, the Company has access to short-term credit lines. As of december 31, 2019, LATAM has credit lines for working capital that are not committed to several banks and additionally has an unused committed line of US$ 600 million (US$ 600 million as of December 31, 2018) subject to availability of collateral.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	24,387	76,256	-	-	-	100,643	99,000	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	US$	151,489	50,758	-	-	-	202,247	200,000	At Expiration	2.93	2.93
76.100.458-1	HSBC	Chile	US$	12,098	-	-	-	-	12,098	12,000	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,277	-	-	-	29,277	29,000	At Expiration	2.82	2.82

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,336	10,544	-	-	-	15,880	15,615	Quarterly	3.35	3.35
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	484	1,451	63,872	-	-	65,807	62,769	At Expiration	3.10	3.10
0-E	SANTANDER	Spain	US$	1,514	4,809	141,719	-	-	148,042	137,860	Quarterly	3.62	4.61

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	-	24,702	208,681	32,228	410,774	676,385	518,032	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	28,000	76,125	208,250	884,188	884,000	2,080,563	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	11,657	50,428	124,106	124,167	302,092	612,450	513,941	Quarterly / Semiannual	3.81	3.81
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,733	94,096	244,836	237,815	438,659	1,047,139	866,223	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	5,765	17,296	46,120	46,117	42,175	157,473	143,475	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	13,365	40,159	99,556	86,984	79,724	319,788	282,906	Quarterly	3.82	3.82
0-E	MUFG	U.S.A.	US$	5,552	27,068	73,726	73,914	209,621	389,881	322,660	Quarterly	3.43	3.43
0-E	INVESTEC	England	US$	1,980	11,164	26,153	11,071	-	50,368	44,087	Semiannual	6.35	6.35

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	2,326	6,740	260,259	-	-	269,325	253,692	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	26,607	78,955	198,783	46,131	-	350,476	328,023	Quarterly	3.54	3.54

Financial lease

0-E	ING	U.S.A.	US$	4,025	8,108	-	-	-	12,133	11,806	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,994	15,026	6,671	-	-	26,691	26,091	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	19,412	56,148	117,881	16,653	-	210,094	200,907	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,950	1,950	-	-	-	3,900	3,827	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	9,353	25,211	28,663	22,502	10,354	96,083	87,729	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	35,251	105,691	261,181	203,232	14,382	619,737	591,684	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	6,145	18,394	47,911	3,158	-	75,608	72,551	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	1,152	3,432	8,967	8,679	568	22,798	19,643	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,661	4,977	13,259	7,380	-	27,277	25,708	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,367	10,081	26,827	14,153	-	54,428	51,340	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	759	2,299	2,330	-	-	5,388	5,154	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,804	3,607	-	-	-	5,411	5,328	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,038	5,746	-	-	-	7,784	7,664	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	18,328	54,864	145,364	140,555	17,681	376,792	349,127	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,652	8,136	18,194	-	-	28,982	28,087	Monthly	3.45	3.45

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	26,111	78,742	-	-	-	104,853	101,026	Quarterly	6.00	6.00
Hedge derivative

-	OTHERS	-	US$	-	11,582	18,641	13,530	-	43,753	16,972	-	0.00	0.00

	Total			461,295	1,013,822	2,391,950	1,972,457	2,410,030	8,249,554	6,933,927

(*)	Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than	More
				Up to	90 days	one to	three to	than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Holland	US$	173	499	722	-	-	1,394	1,289	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,140	7,965	77,028	-	-	89,133	86,256	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	835	2,450	3,277	-	-	6,562	6,280	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,286	151,047	-	-	-	162,333	169,931	Quarterly	5.39	5.39
0-E	GA Telesis LLC	U.S.A.	US$	677	1,753	4,675	4,675	10,480	22,260	13,495	Monthly	14.72	14.72

	Total			17,111	163,714	85,702	4,675	10,480	281,682	277,251

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lease Liability
-	AIRCRAFT	OTHERS	US$	146,036	417,929	1,002,564	877,353	1,357,910	3,801,792	3,042,231
-	OTHER ASSETS	OTHERS	US$	3,017	8,649	21,381	19,815	16,314	69,176	53,931
			CLP	160	478	531	-	-	1,169	1,195
			UF	2,713	4,736	5,789	1,373	2,956	17,567	17,145
			COP	71	161	37	2	-	271	259
			EUR	163	387	592	122	-	1,264	1,175
			GBP	16	10	-	-	-	26	24
			MXN	37	93	245	10	-	385	359
			PEN	95	129	83	16	-	323	306
			Other currencies	2,770	8,370	8,508	43,104	-	62,752	55,532
Trade and other accounts payables

-	OTHERS	OTHERS	US$	371,527	13,993	-	-	-	385,520	385,520
			CLP	220,383	905	-	-	-	221,288	221,288
			BRL	486,082	320	-	-	-	486,402	486,402
			Other currencies	576,378	1,716	-	-	-	578,094	578,094
Accounts payable to related parties currents
78.591.370-1	Bethia S.A. yFiliales	Chile	CLP	53	-	-	-	-	53	53
Foreing	Patagonia Seafarms INC	U.S.A.	CLP	3	-	-	-	-	3	3

	Total			1,809,504	457,876	1,039,730	941,795	1,377,180	5,626,085	4,843,517

	Total consolidated			2,287,910	1,635,412	3,517,382	2,918,927	3,797,690	14,157,321	12,054,695

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	38,625	76,275	-	-	-	114,900	113,000	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	52,490	-	-	-	52,490	50,785	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,070	-	-	-	-	23,070	23,000	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	201,884	-	-	-	-	201,884	200,000	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,094	-	-	-	-	12,094	12,000	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,778	17,086	16,662	-	-	39,526	38,231	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,766	-	-	-	15,766	15,000	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	1,347	587	102,521	-	-	104,455	102,521	Quarterly	5.60	5.60
76.362.099-9	BTG	Chile	UF	510	1,531	69,435	-	-	71,476	65,862	At Expiration	3.10	3.10

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	614,375	96,250	724,063	1,519,063	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	18,985	37,970	196,970	213,114	467,039	345,182	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	743	2,201	5,718	2,086	-	10,748	10,080	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	14,741	61,973	152,826	145,252	250,387	625,179	511,698	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,336	96,304	248,720	289,251	509,168	1,174,779	952,758	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	12,757	38,398	102,062	77,710	65,232	296,159	269,365	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	18,406	55,112	146,045	144,670	86,076	450,309	411,684	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	14,027	42,132	111,528	92,228	124,910	384,825	324,524	Quarterly	4.69	4.69
0-E	PK AirFinance	U.S.A.	US$	2,490	7,663	25,610	3,153	-	38,916	37,615	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	2,004	11,579	26,874	24,367	-	64,824	54,014	Semiannual	7.17	7.17

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	2,576	8,380	273,122	-	-	284,078	253,692	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	28,087	83,260	213,177	122,674	20,274	467,472	422,065	Quarterly	4.42	4.42

Financial lease

0-E	ING	U.S.A.	US$	4,025	12,075	12,134	-	-	28,234	26,831	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	7,618	21,994	27,811	1,684	-	59,107	56,403	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	14,870	44,570	83,389	42,178	-	185,007	172,158	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,771	13,541	3,899	-	-	23,211	22,407	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	8,467	25,214	26,933	1,641	-	62,255	59,567	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	35,458	106,397	282,923	239,168	99,232	763,178	719,338	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	6,340	19,025	49,945	26,779	-	102,089	95,022	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	1,167	3,480	9,103	8,826	4,870	27,446	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,711	5,175	13,640	13,394	760	34,680	31,544	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	3,489	10,485	27,605	27,062	775	69,416	63,189	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	4,242	9,870	9,815	563	-	24,490	23,161	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,764	5,328	5,378	-	-	12,470	12,215	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,074	6,197	7,840	-	-	16,111	15,417	Monthly	4.19	4.19
												0.00
Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,705	77,703	103,341	-	-	206,749	196,211	Quarterly	6.00	6.00
0-E	Boeing	U.S.A.	US$	559	1,425	55,728	-	-	57,712	55,727	At Expiration	4.01	4.01

Hedge derivative

-	OTHERS	-	US$	1,224	2,484	681	-	-	4,389	4,021	-	0.00	0.00

	Total			534,959	1,039,060	2,866,810	1,555,906	2,098,861	8,095,596	6,989,299

(*)	Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than	More
				Up to	90 days	one to	three to	than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	NCM	Holland	US$	175	499	1,332	55	-	2,061	1,851	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,195	7,935	46,780	41,872	-	100,782	95,789	Quarterly / Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	839	2,433	6,542	-	-	9,814	9,226	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,536	32,312	161,778	-	-	205,626	208,224	Quarterly	5.88	5.82
0-E	GA Telesis LLC	U.S.A.	US$	680	1,753	4,675	4,675	11,318	23,101	13,202	Monthly	15.62	15.62

	Total			17,425	44,932	221,107	46,602	11,318	341,384	328,292

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

						More than	More than	More than
					Up to	90 days	one to	three to	More than
			Creditor		90	to one	three	five	five		Nominal
Tax No.	Creditor		country	Currency	days	year	years	years	years	Total	value
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Leases Liability
-	AIRCRAFT		OTHERS	US$	140,780	420,561	1,015,495	785,417	1,298,585	3,660,838	2,721,352
-	OTHER ASSETS		OTHERS	US$	4,968	14,536	25,689	20,029	21,138	86,360	86,360
				CLP	57	170	1	-	-	228	228
				UF	1,683	2,565	667	34	-	4,949	4,949
				COP	304	731	366	21	-	1,422	1,422
				EUR	311	431	215	-	-	957	957
				GBP	45	128	36	-	-	209	209
				MXN	33	92	235	115	-	475	475
				PEN	183	409	114	-	-	706	706

Trade and other accounts payables

-	OTHERS		OTHERS	US$	720,718	9,979	-	-	-	730,697	730,697
				CLP	74,566	16,493	-	-	-	91,059	91,059
				BRL	309,552	66	-	-	-	309,618	309,618
				Other currencies	252,116	3,406	-	-	-	255,522	255,522
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Qatar	Argentina	ARS	15	-	-	-	-	15	15
78.591.370-1	Bethia S.A. y Filiales		Chile	CLP	365	-	-	-	-	365	365
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Chile	Brazil	BRL	2	-	-	-	-	2	2

	Total				1,505,698	469,567	1,042,818	805,616	1,319,723	5,143,422	4,203,936

	Total consolidated				2,058,082	1,553,559	4,130,735	2,408,124	3,429,902	13,580,402	11,521,527

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2018, the Company had delivered US$ 5.0 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of December 31, 2019, US$ 23.7 million were delivered in guarantees corresponding to cash and standby letters of credit. The increase was due to: i) the expiration of hedge contracts, ii) acquisition of new hedge contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2019 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a BB- rating with stable outlook by Fitch Ratings and a Ba3 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At december 31, 2019, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information.

Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2019				As of December 31, 2018
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Assets

Cash and cash equivalents	222,094	222,094	-	-	43,653	43,653	-	-
Short-term mutual funds	222,094	222,094	-	-	43,653	43,653	-	-

Other financial assets, current	471,797	386,688	85,109	-	366,573	343,218	23,355	-
Fair value interest rate derivatives	27,044	-	27,044	-	19,460	-	19,460	-
Fair value of fuel derivatives	48,542	-	48,542	-	-	-	-	-
Fair value of foreign currency derivative	586	-	586	-	3,895	-	3,895	-
Accrued interest since the last payment date Swap of currencies	3	-	3	-	-	-	-	-
Derivative not recognized as a hedge	-	-	-	-	19,396	19,396	-	-
Private investment funds	386,669	386,669	-	-	322,428	322,428	-	-
Certificate of Deposit (CBD)	8,934	-	8,934	-	-	-	-	-
Domestic and foreign bonds	19	19	-	-	1,394	1,394	-	-

Liabilities

Other financial liabilities, current	50,372	-	50,372	-	33,633	7,712	25,921	-
Fair value of interest rate derivatives	302	-	302	-	335	-	335	-
Fair value of fuel derivatives	-	-	-	-	15,678	-	15,678	-
Fair value of foreign currency derivatives	48,347	-	48,347	-	7,587	-	7,587	-
Interest accrued since the last payment date of Currency Swap	1,723	-	1,723	-	2,321	-	2,321	-

Other financial liabilities, non current	-	-	-	-	7,712	7,712	-	-
Fair value of interest rate derivatives	-	-	-	-	340	-	340	-
Interest accrued since the last date of Swap interest rates	-	-	-	-	340	-	340	-

Additionally, at December 31, 2019, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2019		As of December 31, 2018
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
			Restated	Restated

Cash and cash equivalents	850,486	850,486	1,037,989	1,037,989
Cash on hand	4,982	4,982	8,974	8,974
Bank balance	329,633	329,633	331,218	331,218
Overnight	350,080	350,080	282,164	282,164
Time deposits	165,791	165,791	415,633	415,633
Other financial assets, current	-	-	17,411	17,411
Other financial assets	-	-	17,411	17,411
Trade debtors, other accounts receivable and
Current accounts receivable	1,244,348	1,244,348	1,162,582	1,162,582
Accounts receivable from entities related, current	19,645	19,645	2,931	2,931
Other financial assets, not current	46,907	46,907	58,700	58,700
Accounts receivable, non-current	4,725	4,725	5,381	5,381
Other current financial liabilities	1,835,288	2,019,068	1,397,156	1,942,332
Accounts payable for trade and other accounts payable, current	2,220,500	2,220,500	1,674,303	1,674,303
Accounts payable to entities related, current	56	56	382	382
Other financial liabilities, not current	8,530,418	8,846,418	5,864,570	8,387,939
Accounts payable, not current	619,110	619,110	483,656	483,656

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

As of december 31, 2019, goodwill amount to ThUS$ 2,209,576 (ThUS$ 2,294,072 as of december 31, 2018), while the intangible assets comprise the Airport Slots for ThUS$ 845,959 (ThUS$ 828,969 as of december 31, 2018) and Loyalty Program for ThUS$ 263,806 (ThUS$ 274,420 as of december 31, 2018).

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount. For this evaluation, the Company had identified two CGUs, “Air transport” and “Multiplus coalition and loyalty program”, until December 31, 2018. After the merger of Multiplus (see Note 1), administrator of the Multiplus coalition and loyalty program, the Company has determined air transport as a single CGU. The classification of intangible assets of indefinite useful life in the CGUs, before and after the merger of Multiplus S.A. are as follow:

			Coalition and loyalty
	Air Transport CGU		Program Multiplus CGU
	As of	As of	As of	As of
	December 31	December 31,	December 31	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$

Goodwill	2,209,576	1,845,136	-	448,936
Airport Slots	845,959	828,969	-	-
Loyalty program	263,806	-	-	274,420

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 16.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.8).

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts reported in the consolidated financial statements. Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Management applied significant judgment in assessing the recoverability of deferred tax assets. In determining the amount of deferred tax assets to be recognized, management considered historical profitability, projected future taxable profit (including assumptions related the revenue growth rates, exchange rates, discount rate and fuel price which are in line with those used in the impairment analysis of the group's cash generating unit) and the expected timing of the reversals of existing temporary differences.

As of December 31, 2019, the Company has recognized deferred tax assets of ThUS$ 235,583 (ThUS$ 273,529 as of December 31, 2018) and has ceased to recognize deferred tax assets on tax losses of ThUS$ 110,933 (ThUS$ 137,761 December 31, 2018) (Note 18).

(d)	Air tickets sold that will not be finally used.

The Company records the anticipated sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired for non-use. The Company evaluates monthly the probability of expiration of air tickets, with return clauses, based on the history of use of air tickets. A change in this probability could generate an impact on revenue in the year in which the change occurs and in future years. As of December 31, 2019 the deferred income associated with the air tickets sold amounts to ThUS $ 1,511,991. - (ThUS $ 1,299,304 as of December 31, 2018). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2019, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$ 1,332,173 (ThUS$ 1,324,635 as of December 31, 2018). A hypothetical change of one percentage point in the probability of exchange of miles would result in an impact of ThUS$ 31,565 in the results of 2019 (ThUS$ 27,726 in 2018). Deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS$ 354,847 as of December 31, 2019 (ThUS$ 293,831 as of December 31, 2018). A hypothetical change of two percentage points in the probability of exchange of points would result in an impact of ThUS$ 12,501 in the results of 2019 (ThUS$ 13,140 in 2018).

Management used statistical models to estimate the miles and point awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

For LATAM Pass Brazil, the expiration occurs after a fixed period from the time of the accumulation. Model is built by the management considering historical expiration rates, to costumers exchange behaviors and relevant segmentations.

For LATAM Pass there are rules that allow members to renew their miles, so the management in conjunction with an external specialist develop a predictive model of non-use miles, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles.

(f)	Provisions needs, and their valuation when required

Known contingencies are recognized when: The Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate induced by the contractual elements and residual market values. The implied rate of the contract is the discount rate that gives the aggregated present value of the minimum lease payments and the unguaranteed residual value. This present value should be equal to the sum of the fair value of the leased asset and any initial direct costs of the lessor.

For those leases other than aircraft, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. We consider to our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A 100 basis point decrease in our estimate of the rate at January 1, 2019 (the date the adoption of the standard) would increase our lease liability by approximately US$ 105 million.

(ii)	Lease term

In determining the lease term, there are considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

(h)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus ensuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

As of December 31, 2019, the Company considers that it has a single operating segment, that of Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common worldwide in the airline industry.

Until June 2019, the Company presented two operating segments, the one corresponding to Air transport and the Multiplus coalition and loyalty program segment, discussed in Note 1, the Company Multiplus S.A. Administrator of the Coalition and Loyalty Program Multiplus merged into TAM Linhas Aereas S.A., ceasing to be an entity with independent administration. The Multiplus coalition and Loyalty program, which was defined as an operating segment, due to this independent administration, became part of the Air Transport segment together with the LATAM Pass and LATAM fidelidades programs.

The company has restated the information corresponding to December 31, 2018 for the presentation of a single segment of information.

For the year ended
	Air
	Transportation
	At December 31,
	2019	2018
	ThUS$	ThUS$
		Restated

Income from ordinary activities from external customers (*)	10,070,063	9,895,456
Passenger	9,005,629	8,708,988
Freight	1,064,434	1,186,468
Income from ordinary activities from transactions with other operating segments	-	-
Other operating income	360,864	472,758
Interest income	26,283	53,253
Interest expense	(589,934)	(539,137)
Total net interest expense	(563,651)	(485,884)
Depreciation and amortization	(1,469,976)	(1,372,628)
Material non-cash items other than depreciation and amortization	(130,011)	(104,123)
Disposal of fixed assets and inventory losses	(60,893)	(46,351)
Doubtful accounts	(21,558)	(18,837)
Exchange differences	(32,571)	(38,070)
Result of indexation units	(14,989)	(865)
Income (loss) attributable to owners of the parents	190,430	309,811
Expenses for income tax	53,697	(73,879)
Segment profit / (loss)	195,613	341,786
Assets of segment	21,087,806	20,078,722
Segment liabilities	17,958,629	16,638,121
Amount of non-current asset additions	2,658,541	1,090,177
Property, plant and equipment	2,519,305	995,085
Intangibles other than goodwill	139,236	95,092
Purchase of non-monetary assets of segment	1,416,794	756,913

(*) The Company does not have any interest income that should be recognized as income from ordinary activities by interest.

For the year ended
	Air
	Transportation
	At December 31,
	2019	2018
	ThUS$	ThUS$
		Restated
		(2)
Net cash flows from
Purchases of property, plant and equipment	1,276,621	660,707
Additions associated with maintenance	453,827	375,634
Other additions	822,794	285,073
Purchases of intangible assets	140,173	96,206
Net cash flows from (used in) operating activities	2,826,667	2,073,316
Net cash flow from (used in) investing activities	(1,419,207)	(358,368)
Net cash flows from (used in) financing activities	(1,343,521)	(1,608,597)

The information by segments as of December 31, 2018, which included the Multiplus Coalition and Loyalty Program segment has been restated to present its incorporation into the Air Transport segment. This restatement is presented in the following table:

For the year ended
	Air	Segment		Air
	Transportation	Adjustment	Eliminations	Transportation
	At December 31,	At December 31,	At December 31,	At December 31,
	2018	2018	2018	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Previously reported			Restated

Income from ordinary activities from external customers (*)	9,887,090	60,020	(51,654)	9,895,456
Passenger	8,700,622	60,020	(51,654)	8,708,988
Freight	1,186,468	-	-	1,186,468
Other operating income	346,315	126,443	-	472,758
Interest income	27,181	26,072	-	53,253
Interest expense	(539,137)	-	-	(539,137)
Total net interest expense	(511,956)	26,072	-	(485,884)
Depreciation and amortization	(1,365,809)	(6,819)	-	(1,372,628)
Material non-cash items other than depreciation and amortization	(104,038)	(85)	-	(104,123)
Disposal of fixed assets and inventory losses	(46,351)	-	-	(46,351)
Doubtful accounts	(18,741)	(96)	-	(18,837)
Exchange differences	(38,081)	11	-	(38,070)
Result of indexation units	(865)	-	-	(865)
Income (loss) attributable to owners of the parents	200,209	109,602	-	309,811
Expenses for income tax	121,155	(47,276)	-	73,879
Segment profit / (loss)	287,206	54,580	-	341,786
Assets of segment	18,943,127	1,145,942	(10,347)	20,078,722
Segment liabilities	16,212,905	449,347	(24,131)	16,638,121
Amount of non-current asset additions	1,090,177	-	-	1,090,177
Property, plant and equipment	995,085	-	-	995,085
Intangibles other than goodwill	95,092	-	-	95,092
Purchase of non-monetary assets of segment	756,913	-	-	756,913

(*) The Company does not have any interest income that should be recognized as income from ordinary activities by interest.

For the year ended
	Air	Segment		Air
	Transportation	adjustment	Eliminations	Transportation
	At December 31,	At December 31,	At December 31,	At December 31,
	2018	2018	2018	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Previously reported			Restated

Net cash flows from
Purchases of property, plant and equipment	660,631	76	-	660,707
Additions associated with maintenance	375,634	-	-	375,634
Other additions	284,997	76	-	285,073
Purchases of intangible assets (***)	85,628	10,578	-	96,206
Net cash flows from (used in) operating activities	1,950,532	111,161	11,623	2,073,316
Net cash flow from (used in) investing activities	(348,346)	(10,022)	-	(358,368)
Net cash flows from (used in) financing activities	(1,512,898)	(95,699)	-	(1,608,597)

(***) The Company does not have cash flows from purchases of intangible assets associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the year ended
	At December 31,
	2019	2018
	ThUS$	ThUS$

Peru	801,965	705,133
Argentina	584,959	989,883
U.S.A.	1,004,238	985,919
Europe	726,165	782,197
Colombia	380,449	372,794
Brazil	3,949,797	3,433,877
Ecuador	203,334	203,842
Chile	1,546,960	1,591,313
Asia Pacific and rest of Latin America	872,196	830,498
Income from ordinary activities	10,070,063	9,895,456
Other operating income	360,864	472,758

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Cash on hand	4,982	8,974
Bank balances	329,632	331,218
Overnight	350,080	282,164
Total Cash	684,694	622,356
Cash equivalents
Time deposits	165,791	415,633
Mutual funds	222,094	43,653
Total cash equivalents	387,885	459,286
Total cash and cash equivalents	1,072,579	1,081,642

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Argentine peso	16,579	17,786
Brazilian real	197,354	131,760
Chilean peso	50,521	415,713
Colombian peso	48,191	10,843
Euro	21,927	20,339
US Dollar	667,785	394,215
Other currencies	70,222	90,986
Total	1,072,579	1,081,642

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2019

Assets	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	850,485	222,094	-	1,072,579
Other financial assets, current (*)	36,660	386,669	76,175	499,504
Trade and others
accounts receivable, current	1,244,348	-	-	1,244,348
Accounts receivable from
related entities, current	19,645	-	-	19,645
Other financial assets,
non current	46,907	-	-	46,907
Accounts receivable, non current	4,725	-	-	4,725
Total	2,202,770	608,763	76,175	2,887,708

Liabilities	Measured at
	amortized	Hedge
	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	1,835,288	50,372	1,885,660
Trade and others accounts payable, current	2,222,874	-	2,222,874
Accounts payable to related entities, current	56	-	56
Other financial liabilities, non-current	8,530,396	22	8,530,418
Accounts payable, non-current	619,110	-	619,110
Total	13,207,724	50,394	13,258,118

(*) The value presented as fair value with changes in the result, corresponds mainly to private investment funds, and as measured at amortized cost they correspond to guarantees delivered.

As of December 31, 2018 (Restated)

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,037,989	43,653	-	1,081,642
Other financial assets, current (*)	16,203	344,426	23,355	383,984
Trade and othersaccounts receivable, current	1,162,582	-	-	1,162,582
Accounts receivable from related entities, current	2,931	-	-	2,931
Other financial assets, non current	58,700	-	-	58,700
Accounts receivable, non current	5,381	-	-	5,381
Total	2,283,786	388,079	23,355	2,695,220

	Measured at	At fair value
	amortized	with changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
	Restated	Restated		Restated

Other financial liabilities, current (*)	1,760,653	7,712	25,921	1,794,286
Trade and others accounts payable, current accounts payables, current	1,674,303	-	-	1,674,303
Accounts payable to related entities, current	382	-	-	382
Other financial liabilities, non current	8,359,122	-	340	8,359,462
Accounts payable, non-current	529,277	-	-	529,277
Total	12,323,737	7,712	26,261	12,357,710

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

7.2.	Financial instruments by currency

	As of	As of
	December 31,	December 31,
a) Assets	2019	2018
	ThUS$	ThUS$
		Restated
Cash and cash equivalents	1,072,579	1,081,642
Argentine peso	16,579	17,786
Brazilian real	197,354	131,760
Chilean peso	50,521	415,713
Colombian peso	48,191	10,843
Euro	21,927	20,339
US Dollar	667,785	394,215
Other currencies	70,222	90,986

Other financial assets (current and non-current)	546,411	442,684
Argentine peso	94	152
Brazilian real	417,477	327,110
Chilean peso	26,073	25,972
Colombian peso	522	1,748
Euro	1,525	7,438
US Dollar	97,988	78,121
Other currencies	2,732	2,143

Trade and other accounts receivable, current	1,244,348	1,162,582
Argentine peso	47,079	82,893
Brazilian real	537,221	511,171
Chilean peso	126,821	113,168
Colombian peso	2,288	7,259
Euro	32,711	49,044
US Dollar	436,774	110,312
Other currencies (*)	61,454	288,735

Accounts receivable, non-current	4,725	5,381
Brazilian real	3	3
Chilean peso	4,722	5,378

Accounts receivable from related entities, current	19,645	2,931
Brazilian real	-	293
Chilean peso	42	200
US Dollar	19,603	2,438

Total assets	2,887,708	2,695,220
Argentine peso	63,752	100,831
Brazilian real	1,152,055	970,337
Chilean peso	208,179	560,431
Colombian peso	51,001	19,850
Euro	56,163	76,821
US Dollar	1,222,150	585,086
Other currencies	134,408	381,864

(*)	See the composition of the other currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
		Restated
Trade accounts receivable	1,073,599	1,077,561
Other accounts receivable	275,876	188,393
Total trade and other accounts receivable	1,349,475	1,265,954
Less: Expected credit loss	(100,402)	(97,991)
Total net trade and accounts receivable	1,249,073	1,167,963
Less: non-current portion – accounts receivable	(4,725)	(5,381)
Trade and other accounts receivable, current	1,244,348	1,162,582

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2019			As December 31, 2018
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	2%	875,889	(16,433)	3%	888,930	(23,933)
From 1 to 90 days	8%	56,537	(4,253)	5%	91,387	(5,014)
From 91 to 180 days	28%	16,922	(4,747)	45%	11,085	(4,983)
From 181 to 360 days	39%	47,865	(18,459)	65%	15,078	(9,864)
more of 360 days	74%	76,386	(56,510)	76%	71,081	(54,197)
Total	9%	1,073,599	(100,402)	9%	1,077,561	(97,991)

(1)	Corresponds to the expected average rate.

(2)	the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	December 31,	December 31,
Currency	2019	2018
	ThUS$	ThUS$

Argentine Peso	47,079	82,893
Brazilian Real	537,224	511,174
Chilean Peso	131,543	118,546
Colombian peso	2,288	7,259
Euro	32,711	49,044
US Dollar	436,774	110,312
Other currency (*)	61,454	288,735
Total	1,249,073	1,167,963

(*) Other currencies
Australian Dollar	20,964	100,733
Chinese Yuan	2,145	5,106
Danish Krone	54	475
Pound Sterling	7,428	18,129
Indian Rupee	37	7,163
Japanese Yen	1,222	56,589
Norwegian Kroner	14	283
Swiss Franc	535	5,046
Korean Won	8,172	31,381
New Taiwanese Dollar	1,117	6,180
Other currencies	19,766	57,650
Total	61,454	288,735

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

		Adoption
	Opening	adjustment		(Increase)	Closing
Periods	balance	IFRS 9 (*)	Write-offs	Decrease	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	(87,909)	(10,524)	8,620	(8,178)	(97,991)
From January 1 to December 31, 2019	(97,991)	-	12,569	(14,980)	(100,402)

(*)	Adjustment to the balance as of December 31, 2017 registered in retained earnings as of 01.01.2018 for the adoption of IFRS 9.

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2019			As of December 31, 2018
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,073,599	(100,402)	973,197	1,077,561	(97,991)	979,570
Other accounts receivable	275,876	-	275,876	188,393	-	188,393

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2019	2018
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	19,400	1,907
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	-	988
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	USD	205	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	36	31
96.782.530-1	Inmobiliaria e Inversiones Asturias S.A.	Related director	Chile	CLP	1	-
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	-
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	1	5
	Total current assets				19,645	2,931

(b)	Accounts payable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2019	2018
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	53	365
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	-	15
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	USD	3	-
Foreign	TAM Aviação Executiva e
	Taxi Aéreo S.A.	Common shareholder	Brasil	BRL	-	2
	Total current liabilities				56	382

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Technical stock	315,286	233,276
Non-technical stock	38,946	46,068
Total	354,232	279,344

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Provision for obsolescence Technical stock	21,193	20,500
Provision for obsolescence Non-technical stock	11,610	4,621
Total	32,803	25,121

The resulting amounts do not exceed the respective net realization values.

For the period ended December 31, 2019, the Company recorded ThUS$ 133,286 (ThUS$ 120,214 for the period ended December 31, 2018) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets
Private investment funds	386,669	322,428	-	-	386,669	322,428
Deposits in guarantee (aircraft)	8,934	9,610	28,599	37,636	37,533	47,246
Guarantees for margins of derivatives	21,200	661	-	-	21,200	661
Other investments	-	-	494	494	494	494
Domestic and foreign bonds	19	1,394	-	-	19	1,394
Other guarantees given	6,507	7,140	15,138	20,570	21,645	27,710
Subtotal of other financial assets	423,329	341,233	44,231	58,700	467,560	399,933

(b) Hedging derivate asset
Accrued Interest since the last payment date
Cross currency swap of currencies	3	-	-	-	3	-
Fair value of interest rate derivatives	27,044	19,460	2,676	-	29,720	19,460
Fair value of foreign currency derivatives	586	3,895	-	-	586	3,895
Fair value of fuel price derivatives	48,542	-	-	-	48,542	-
Subtotal of derivate assets	76,175	23,355	2,676	-	78,851	23,355

(c) Derivatives not recognized as a hedge
Foreign currency derivatives not recognized as a hedge	-	19,396	-	-	-	19,396
Subtotal of derivatives not recognized as a hedge	-	19,396	-	-	-	19,396
Total Other Financial Assets	499,504	383,984	46,907	58,700	546,411	442,684

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Restated		Restated		Restated
(a) Advance payments
Aircraft insurance and other	11,179	16,483	523	-	11,702	16,483
Others	15,167	20,105	1,832	4,460	16,999	24,565
Subtotal advance payments	26,346	36,588	2,355	4,460	28,701	41,048

(b) Contract assets (1)
GDS costs	16,593	14,708	-	-	16,593	14,708
Credit card commissions	23,437	21,614	-	-	23,437	21,614
Travel agencies commissions	16,546	12,635	-	-	16,546	12,635
Subtotal advance payments	56,576	48,957	-	-	56,576	48,957

(c) Other assets
Aircraft maintenance reserve (2)	27,987	831	17,844	51,836	45,831	52,667
Sales tax	167,987	187,410	34,680	38,186	202,667	225,596
Other taxes	34,295	15,255	-	-	34,295	15,255
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	258	258	739	739	997	997
Judicial deposits	-	-	149,310	132,267	149,310	132,267
Others	-	1,177	-	53	-	1,230
Subtotal other assets	230,527	204,931	202,573	223,081	433,100	428,012
Total Other Non - Financial Assets	313,449	290,476	204,928	227,541	518,377	518,017

(1) Movement of Contracts assets:

			Adjustments by the	Difference
	Initial		application	by		Final
	balance	Activation	IFRS 15	conversion	Amortization	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2018	-	180,171	54,361	(5,019)	(180,556)	48,957
From January 1 to December 31, 2019	48,957	166,300	-	(4,950)	(153,731)	56,576

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases, (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2019, maintenance reserves amount to ThUS$ 45,831 (ThUS$ 52,667 as of December 31, 2018), corresponding to 8 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classifieds as held for sale at December 31, 2019 and December 31, 2018, are detailed below:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Current assets
Aircraft	482,806	265
Engines and rotables	1,943	5,299
Other	401	204
Total	485,150	5,768

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2019, four Airbus A350, aircraft two Boeing 767, were reclassified from Property, plants and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

Additionally, during 2019, the sale of one motor spare Boeing 767 and one Boeing 767 aircraft were materialized. As a result of the above, during 2019, adjustments for US $ 2 million of expense were recognized to record these assets at their net realizable value.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	December 31,	December 31,
Aircraft	2019	2018
Boeing 767	1	-
Airbus A350	4	-
ATR42-300	-	1
Total	5	1

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2019	2018
			%	%
Latam Airlines Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89395	99.89803
Lan Argentina S.A.	Argentina	ARS	99.98370	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2019						Income for the year ended December 31, 2019
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	519,363	481,592	37,771	510,672	508,541	2,131	1,186,668	(1,739)
Lan Cargo S.A.	634,852	334,725	300,127	462,666	398,872	63,794	274,774	(4,157)
Lan Argentina S.A.	262,049	255,641	6,408	89,070	86,912	2,158	218,989	(133,408)
Transporte Aéreo S.A.	359,335	101,128	258,207	142,423	46,383	96,040	315,105	14,610
Latam Airlines Ecuador S.A.	99,019	95,187	3,832	97,198	86,810	10,388	229,797	(3,411)
Aerovías de Integración Regional, AIRES S.A.	187,001	135,344	51,657	78,990	70,643	8,347	291,235	(3,009)
TAM S.A. (*)	5,036,864	2,580,665	2,456,199	3,497,559	2,556,280	941,279	5,013,293	185,720

	Statement of financial position as of December 31, 2018						Income for the year ended December 31, 2018
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated							Restated
Latam Airlines Perú S.A.	419,325	379,490	39,835	409,221	406,159	3,062	871,860	2,732
Lan Cargo S.A.	513,367	243,499	269,868	336,715	292,399	44,316	190,997	(34,322)
Lan Argentina S.A.	243,230	235,919	7,311	239,234	236,786	2,448	154,878	(132,538)
Transporte Aéreo S.A.	331,496	72,597	258,899	129,233	28,277	100,956	231,221	(17,609)
Latam Airlines Ecuador S.A.	108,735	96,564	12,171	98,238	89,921	8,317	174,821	4,354
Aerovías de Integración Regional, AIRES S.A.	116,352	55,865	60,487	77,984	69,150	8,834	215,366	(6,396)
TAM S.A. (*)	4,420,546	2,007,830	2,412,716	3,256,017	1,832,796	1,423,221	3,434,453	358,616

(b)	Non-controlling

Equity	Tax No.	Country of origin	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
			%	%	ThUS$	ThUS$
						Restated
Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	2,609	3,032
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	369	(101)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.13940	(6,276)	8,684
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02890	50	(472)
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	1.00000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(7)	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	1.00000	2	11
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(755)	(462)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	899	378
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,503	1,740
Multiplus S.A.(*)	0-E	Brazil	-	27.26000	-	67,096
Total					(1,605)	79,908

			For the year ended		For the year ended
Incomes	Tax No.	Country of origin	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	(1,065)	1,673
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	19	(406)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	-	-	-	-
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.13940	359	66
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02890	48	39
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(7)	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(293)	58
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(24)	87
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	420	717
Multiplus S.A.(*)	0-E	Brazil	-	27.26000	5,726	29,739
Total					5,183	31,975

(*)	See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	845,959	828,969	845,959	828,969
Loyalty program	263,806	274,420	263,806	274,420
Computer software	220,993	156,038	656,699	529,009
Developing software	99,193	151,853	99,193	151,853
Trademarks (1)	17,959	29,361	51,326	53,391
Other assets	331	431	1,315	1,325
Total	1,448,241	1,441,072	1,918,298	1,838,967

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	791	94,301	-	-	95,092
Withdrawals	(403)	(125)	-	-	(528)
Transfer software	59,771	(61,087)	-	-	(1,316)
Foreign exchange	(10,231)	(4,651)	(135,544)	(53,522)	(203,948)
Amortization	(54,549)	-	-	(11,046)	(65,595)
Adjustment application IAS 29 by hyperinflation Argentina	120	-	-	-	120

Closing balance as of December 31, 2018	156,469	151,853	828,969	303,781	1,441,072

Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	278	91,371	47,587	-	139,236
Withdrawals	(270)	(1,123)	-	-	(1,393)
Transfer software	136,935	(140,102)	-	-	(3,167)
Foreign exchange	(1,981)	(2,806)	(30,597)	(11,612)	(46,996)
Amortization	(70,107)	-	-	(10,404)	(80,511)
Closing balance as of December 31, 2019	221,324	99,193	845,959	281,765	1,448,241

1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group's brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

2)	See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of December 31, 2019, amounts to ThUS $ 470,057 (ThUS $ 397,895 as of December 31, 2018).

NOTE 16 – GOODWILL

Goodwill as of December 31, 2019, amounts to ThUS $ 2,209,576 (ThUS $ 2,294,072 as of December 31, 2018). The goodwill movement, separated by CGU, includes the following:

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(300,203)	(76,922)	(377,125)
Adjustment IAS 29, hyperinflation Argentina	335	-	335
Others	(1,688)	-	(1,688)
Closing balance as of December 31, 2018	1,845,136	448,936	2,294,072
Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	(67,133)	(17,363)	(84,496)
Transfer from Multiplus S.A. (see nota 1)	431,573	(431,573)	-
Closing balance as of December 31, 2019	2,209,576	-	2,209,576

As of December 31, 2019, the Company maintains only the CGU “Air Transport”, due to the merger of Multiplus S.A. in TAM Linhas Aereas (see Note 1), and changes in the management structure.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania.

The recoverable amount of the CGU has been determined based on the value in use calculations which require the use of assumptions. These calculations use cash flow projections covering a 5 year period which is based on the financial budgets approved by management. Cash flows beyond the 5 year period are extrapolated using the estimated revenue growth rates and average volumes, which do not exceed the average long-term revenue growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU "Air transport", are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Bank of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

As of December 31, 2019 the recoverable values were determined using the following assumptions presented below:

Air transportation CGU
Annual growth rate (Terminal)%		1.0 - 2.0
Exchange rate (1)	R$/US$	4.0 - 4.9
Discount rate based on the weighted average cost of capital (WACC)%		7.50 - 8.50
Fuel Price from futures price curves commodities markets	US$/barrel	79 - 80

(1)	In line with the expectations of the Central Bank of Brazil

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the estimated recoverable amount exceeded the carrying amount of the cash generating unit, and therefore no impairment was detected.

The calculation of the recoverable value of the CGU is most sensitive to annual revenue growth rates, discount and exchange rates. The sensitivity analysis included the individual impact of the variations of the critical estimates when determining the recoverable amounts, namely:

	Increase Minimum WACC	Decrease Maximum terminal growth rate
	%	%

Air transportation CGU	8.5	1.0

In none of the previous cases there was an impairment of the cash generating unit.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Restated		Restated		Restated
Construction in progress (1)	372,589	630,320	-	-	372,589	630,320
Land	48,406	45,424	-	-	48,406	45,424
Buildings	133,488	179,907	(58,626)	(67,342)	74,862	112,565
Plant and equipment	13,993,044	13,333,837	(4,630,001)	(4,361,337)	9,363,043	8,972,500
Own aircraft	13,268,562	12,595,223	(4,421,211)	(4,096,975)	8,847,351	8,498,248
Other (2)	724,482	738,614	(208,790)	(264,362)	515,692	474,252
Machinery	33,658	34,253	(28,441)	(27,659)	5,217	6,594
Information technology equipment	161,992	160,936	(141,216)	(138,372)	20,776	22,564
Fixed installations and accessories	171,469	182,629	(111,635)	(111,620)	59,834	71,009
Motor vehicles	67,060	69,653	(60,327)	(60,531)	6,733	9,122
Leasehold improvements	234,249	211,322	(135,789)	(128,055)	98,460	83,267
Right of use	5,693,553	4,987,953	(2,823,855)	(2,439,509)	2,869,698	2,548,444
Aircraft	5,438,404	4,761,529	(2,669,864)	(2,305,195)	2,768,540	2,456,334
Other assets	255,149	226,424	(153,991)	(134,314)	101,158	92,110
Total	20,909,508	19,836,234	(7,989,890)	(7,334,425)	12,919,618	12,501,809

(1)	As of December 31, 2019, includes advances paid to aircraft manufacturers for ThUS$ 348,148 (ThUS$ 612,236 as of December 31, 2018)

(2)	Consider mainly rotables and tools.

a)	Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Rights of use net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018 Restated	556,822	49,780	124,548	9,138,591	30,156	80,777	436	84,225	2,865,317	12,930,652
Additions	7,927	-	-	635,367	4,995	64	24	20,410	326,298	995,085
Disposals	-	(8)	(1,412)	(4,747)	(30)	(74)	(14)	-	-	(6,285)
Retirements	(80)	-	(19)	(63,774)	(92)	(27)	-	(4)	-	(63,996)
Depreciation expenses	-	-	(6,219)	(705,577)	(11,677)	(12,538)	(146)	(27,766)	(391,138)	(1,155,061)
Foreign exchange	(714)	(4,348)	(4,244)	(94,488)	(1,819)	(8,499)	(28)	(2,351)	(13,751)	(130,242)
Other increases (decreases)	65,992	-	(89)	78,341	732	10,195	273	8,753	(238,282)	(74,085)
Adjustment application IAS 29	373	-	-	3,869	299	1,111	89	-	-	5,741
Changes, total	73,498	(4,356)	(11,983)	(151,009)	(7,592)	(9,768)	198	(958)	(316,873)	(428,843)
Closing balance as of December 31, 2018 Restated	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809

Opening balance as of January 1, 2019 (Restated )	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809

Additions	21,884	7,950	-	1,694,640	6,580	26	73	34,988	753,164	2,519,305
Disposals	-	(28)	(47)	(23,945)	(13)	(75)	(11)	-	-	(24,119)
Retirements	(20)	-	-	(64,838)	(85)	(77)	-	(362)	-	(65,382)
Depreciation expenses	-	-	(5,768)	(776,225)	(8,574)	(11,945)	(94)	(19,001)	(400,384)	(1,221,991)
Foreign exchange	(1,340)	(1,103)	(914)	(24,615)	(234)	(2,007)	(125)	(432)	(4,561)	(35,331)
Other increases (decreases)	(278,255)	(3,837)	(30,974)	(418,083)	538	2,903	-	-	(26,965)	(754,673)
Changes, total	(257,731)	2,982	(37,703)	386,934	(1,788)	(11,175)	(157)	15,193	321,254	417,809

Closing balance as of December 31, 2019	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	2,869,698	12,919,618

(b)	Composition of the fleet:

		Aircraft included				Aircraft included
		in Property,				as Rights				Total
		plant and equipment				of use assets				fleet
Aircraft	Model	As of December 31, 2019		As of December 31, 2018		As of December 31, 2019		As of December 31, 2018		As of December 31, 2019		As of December 31, 2018
Boeing 767	300ER	28		33		2		2		30		35
Boeing 767	300F	11	(1)	9	(1)	1		1		12	(1)	10	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 777	200ER	-		-		-		2		-		2
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	6		4		10		10		16		14
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	96	(2)	97	(2)	46		34		142	(2)	131	(2)
Airbus A320	NEO	7		1		6		3		13		4
Airbus A321	200	30		30		19		19		49		49
Airbus A350	900	2		5		7	(3)	4	(3)	9	(3)	9
Total		227		226		110		94		337		320

(1)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.
(2)	Three aircraft leased to Salam Air and two to Sundair
(3)	Four aircraft leased to Qatar Airways, which are in assets by right of use.

(c)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

In the year 2019, the charge to income for the depreciation of the year, which is included in the consolidated statement of income, amounts to ThUS $ 1,221,991 and ThUS $ 1,155,061 for the same period of the year 2018; those amounts include depreciation of assets for right of use, for ThUS $ 400,384 and ThUS $ 391,138, respectively). This expense is recognized in the cost of sales and administrative expenses of the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2019		2018
Guarantee agent (1)	Creditor company	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington Trust Company	MUFG	Airbus A319	74,713	256,937	96,057	234,329
		Airbus A320	70,644	256,651	98,903	220,390
		Boeing 767	61,728	196,244	82,793	206,868
		Boeing 787	120,938	127,283	144,312	133,388
		Airbus A321	353,774	452,107	389,080	477,778
		Boeing 787	332,131	374,998	365,375	398,510
	Aircraft and engines	Airbus A350	180,320	192,620	198,301	204,860
		Boeing 787	143,475	191,804	162,378	204,961
Banco Santander S.A.	Aircraft and engines	Airbus A320	-	-	172,474	275,511
		Airbus A321	-	-	25,661	41,957
BNP Paribas	Aircraft and engines	Airbus A319	-	-	9,693	19,113
BNP Paribas		Airbus A319	-	-	17,009	26,407
Credit Agricole		Airbus A319	-	-	11,154	31,865
		Airbus A320	85,986	95,148	134,328	132,301
		Airbus A321 / A350	83,281	67,882	22,439	24,939
		Boeing 767	10,404	35,226	21,830	43,568
	Aircraft and engines	Boeing 787	74,023	36,594	74,023	42,228
Wells Fargo	Aircraft and engines	Airbus A320	-	-	196,540	285,877
Bank Of Utah	Aircraft and engines (2)	Airbus A320 / A350	296,441	378,462	502,006	630,065
		Boeing 787	217,500	259,934	-	-
	Aircraft and engines (2)	Airbus A320 / A350	44,088	-	54,014	-
	Aircraft and engines
Natixis		Airbus A321	282,927	384,224	324,524	410,771
Citibank N.A.	Aircraft and engines	Airbus A320	-	-	78,049	132,296
		Airbus A321	-	-	28,938	70,333
UMB Bank	Aircraft and engines	Airbus A320	106,250	149,607	-	-
MUFG Bank	Aircraft and engines	Airbus A320	216,411	310,311	-	-
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	-	-	37,615	52,435
Banco BBVA	Land and buildings (3)		-	-	50,785	64,500
Total direct guarantee			2,755,034	3,766,032	3,298,281	4,365,250

(1)	For syndicated loans, is the Guarantee Agent that, represent different creditors.

(2)	As of December 31, 2019, three A350 aircraft are classified under Non-current assets or groups of assets for disposal as held for sale.

(3)	Corresponds to a debt classified under item loans to exporters (see Note 19).

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of December 31, 2019, amounts to ThUS$ 1,762,611 (ThUS$ 1,633,504 as of December 31, 2018). The book value of the assets with indirect guarantees as of December 31, 2019, amounts to ThUS$ 3,866,237 (ThUS$ 3,258,950 as of December 31, 2018).

As of December 31, 2019, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2020
Avolon Aerospace AOE 62 Limited	Latam Airlines Group S.A.	Three letter of credit	2,167	Sep 30, 2020
Bank of Utah	Latam Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2020
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letter of credit	14,327	Jan 20, 2020
ORIX Aviation Systems Limited	Latam Airlines Group S.A.	Four letter of credit	10,034	Sep 26, 2020
Sky High XXIV Leasing Company	Latam Airlines Group S.A.	Eight letter of credit	6,831	Aug 05, 2020
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	One letter of credit	3,852	Mar 15, 2020
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,500	Oct 19, 2020
Wells Fargo Bank	Latam Airlines Group S.A.	Nine letter of credit	15,160	Mar 13, 2020
Banc Of America	Latam Airlines Group S.A.	Three letter of credit	1,044	Jul 7, 2020
Macquaire Aircraft Leasing Services	Latam Airlines Group S.A.	Five letter of credit	2,582	Aug 1, 2020
TC Skyward Aviation US Inc	Tam Linhas Aéreas S.A.	One letter of credit	13,100	Oct 6, 2020
RB Comercial Properties 49 Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	35,974	Apr 29, 2020
			115,671

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	261,792	192,606
Commitments for the acquisition of aircraft (*)(**)	7,390,000	14,400,000

(*)	According to the manufacturer’s price list.
(**)	The current commitments do not consider 10 Airbus aircraft of the A350 family, included in a sales contract with Delta Air Lines, Inc.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2020	2021	2022	2023	2024-2026	Total
Airbus S.A.S. (*)	3	10	11	9	11	44
A320-NEO Family	3	10	11	9	9	42
A350 Family	-	-	-	-	2	2
The Boeing Company	2	2	-	2	-	6
Boeing 787-9	2	2	-	2	-	6
Total	5	12	11	11	11	50

(*) During the third quarter of 2019 the company signed a sale contract with Delta Air Lines, Inc. for 14 Airbus A350 family aircraft, 10 were within the current aircraft purchase commitments and 4 that were already in PPE were classified as assets held for sale as of December 31, 2019.

As of December 31, 2019, as a result of the different aircraft purchase contracts and agreements signed with Airbus SAS, there are remaining to receive 42 Airbus aircraft of the A320 family, with deliveries between 2020 and 2024, and 2 Airbus aircraft of the A350 family with dates delivery for between 2026. The approximate amount, according to manufacturer’s list prices, is ThUS$ 5,640,000.

As of December 31, 2019, as a result of the different aircraft purchase contracts signed with The Boeing Company, there are remaining 6 Boeing 787 Dreamliner aircraft, with delivery dates between 2020 and 2023. The approximate amount, according to manufacturer’s list prices, is ThUS$ 1,750,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended
		December 31,
		2019	2018
Average rate of capitalization of capitalized interest costs	%	4.72	4.64
Costs of capitalized interest	ThUS$	1,444	13,007

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2019, the income tax provision was calculated for such period, applying the partially integrated taxation system and a rate of 27%, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

No deferred tax has been recorded for permanent difference, since they are caused by transactions that are recorded in the financial statements and that will not have impact on income taxes.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	10,968	48,480	-	-	10,968	48,480
Other recoverable credits	18,353	20,654	-	757	18,353	21,411
Total assets by current tax	29,321	69,134	-	757	29,321	69,891

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	11,925	3,738	-	-	11,925	3,738
Total liabilities by current tax	11,925	3,738	-	-	11,925	3,738

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Concept	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
		Restated		Restated
Properties, Plants and equipment	186,311	150,831	1,700,215	1,733,327
Assets by right of use	42,011	202	(91,470)	(85,550)
Amortization	(903)	(983)	52,233	55,880
Provisions	(139,346)	(38,303)	(182,913)	(75,631)
Revaluation of financial instruments	422	445	(9,857)	458
Tax losses	155,539	170,980	(1,200,729)	(1,198,170)
Intangibles	-	-	349,082	351,238
Others	(8,451)	(9,643)	242	5,019
Total	235,583	273,529	616,803	786,571

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to December 31, 2018 Restated (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,568,764)	(19,735)	-	6,003	(1,582,496)
Assets for right of use	75,849	9,903	-	-	85,752
Amortization	(54,820)	(3,735)	-	1,692	(56,863)
Provisions	(10,461)	92,804	1,566	(46,581)	37,328
Revaluation of financial instruments	3,750	(2,326)	(269)	(1,168)	(13)
Tax losses	1,479,560	(98,154)	-	(12,256)	1,369,150
Intangibles	(406,536)	20,000	-	35,298	(351,238)
Others	(28,405)	5,439	-	8,304	(14,662)
Total	(509,827)	4,196	1,297	(8,708)	(513,042)

(b)	From January 1 to December 31, 2019

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,582,496)	67,237	-	1,355	(1,513,904)
Assets for right of use	85,752	47,729	-	-	133,481
Amortization	(56,863)	3,345	-	382	(53,136)
Provisions	37,328	13,881	2,873	(10,515)	43,567
Revaluation of financial instruments	(13)	10,142	414	(264)	10,279
Tax losses	1,369,150	(10,116)	-	(2,766)	1,356,268
Intangibles	(351,238)	(11,718)	-	13,874	(349,082)
Others	(14,662)	5,844	-	125	(8,693)
Total	(513,042)	126,344	3,287	2,191	(381,220)

Deferred tax assets not recognized:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Tax losses	110,933	137,761
Total Deferred tax assets not recognized	110,933	137,761

Deferred tax assets on tax losses are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. As a result, as of December 31, 2019, the Company no longer recognizes deferred tax assets for ThUS $ 110.933 (ThUS $ 137,761 as of December 31, 2018) with respect to losses of ThUS $ 338,679 (ThUS $ 447,150 at December 31, 2018).

Deferred tax expense and current income taxes:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Current tax expense
Current tax expense	72,999	77,713
Adjustment to previous period’s current tax	(352)	362
Total current tax expense, net	72,647	78,075

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(126,344)	(4,196)
Total deferred tax expense, net	(126,344)	(4,196)
Income tax expense	(53,697)	73,879

Composition of income tax expense (income):

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Current tax expense, net, foreign	76,806	65,850
Current tax expense, net, Chile	(4,159)	12,225
Total current tax expense, net	72,647	78,075

Deferred tax expense, net, foreign	37,294	58,271
Deferred tax expense, net, Chile	(163,638)	(62,467)
Deferred tax expense, net, total	(126,344)	(4,196)
Income tax expense	(53,697)	73,879

Profit before tax by the legal tax rate in Chile (27% at December 31, 2019 and 2018)

	For the year ended		For the year ended
	December 31,		December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	%	%

Tax expense using the legal rate	38,318	112,230	27.00	27.00
Tax effect by change in tax rate	-	5,587	-	1.34
Tax effect of rates in other jurisdictions	20,082	15,905	14.15	3.83
Tax effect of non-taxable operating revenues	(13,125)	(3,076)	(9.25)	(0.74)
Tax effect of disallowable expenses	66,257	61,295	46.69	14.75
Tax effect of due to the non-use of tax losses	-	46,492	-	11.18
Other increases (decreases) in legal tax charge	(165,229)	(164,554)	(116.43)	(39.59)
Total adjustments to tax expense using the legal rate	(92,015)	(38,351)	(64.84)	(9.23)
Tax expense using the effective rate	(53,697)	73,879	(37.84)	17.77

Other increases (decreases) in legal tax charges for US $ 165.2 million (US $ 164.6 million as of December 31, 2018) mainly include the effect of the reduction of the deferred tax liability of US $ 145.9 million (US $ 172.9 to 31 December 2018) that occurs at the early termination the aircraft financing that were on leasing with special purpose vehicle outside Chile; and other adjustments for permanent differences in other group companies for US $ 19.3 million (US $ 8.3 as of December 31, 2018).

Deferred taxes related to items charged to net equity:

	For the period ended
	December 31,
	2019	2018
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	3,287	1,297

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
		Restated
Current
(a) Interest bearing loans	1,421,261	1,397,156
(b) Lease Liability	414,027	363,497
(c) Hedge derivatives	50,372	25,921
(d) Derivative non classified as hedge accounting	-	7,712
Total current	1,885,660	1,794,286
Non-current
(a) Interest bearing loans	5,772,266	5,864,570
(b) Lease Liability	2,758,130	2,494,552
(b) Hedge derivatives	22	340
Total non-current	8,530,418	8,359,462

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Current
Loans to exporters	341,475	400,721
Bank loans	16,534	37,743
Guaranteed obligations (4)	237,951	324,976
Other guaranteed obligations	97,730	97,143
Subtotal bank loans	693,690	860,583
Obligation with the public	32,061	14,643
Financial leases (4)	594,249	425,100
Other loans	101,261	96,830
Total current	1,421,261	1,397,156

Non-current
Bank loans	200,721	184,998
Guaranteed obligations (4)	1,919,376	2,209,045
Other guaranteed obligations	482,702	576,309
Subtotal bank loans	2,602,799	2,970,352
Obligation with the public (1)(2)(3)	2,032,873	1,538,436
Financial leases (4)	1,136,594	1,199,754
Other loans	-	156,028
Total non-current	5,772,266	5,864,570
Total obligations with financial institutions	7,193,527	7,261,726

(1) On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds for a nominal amount of US $ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an issue price of 99.309% with respect to its even value. The bonds have semiannual interest payments and amortization of all capital at maturity and maturity date on March 1, 2026, unless they will be redeemed early according to their terms. As reported to the market, the issuance and placement was intended to finance general corporate purposes.

(2) On June 6, 2019, LATAM Airlines Group S.A. has issued in the local market (Santiago Stock Exchange) long-term unsecured bonds called Series E (BLATM-E), which correspond to the first series of bonds charged to the line registered in the Registro de Comisión para el Mercado Financiero (“CMF”) under the number Nº 921 dated November 26, 2018 for a total of UF 9,000,000.

The total amount issued was UF 5,000,000 with an expiration date on April 15, 2029 and a 3.60% annual coupon rate with semiannual interest payments. The placement rate was 2.73%, equivalent to an amount of ThUS$ 215,093.

The funds from the issuance were allocated 50% to the refinancing of liabilities, 30% for the financing of investments and 20% for general corporate purposes.

(3) On July 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusive property of LATAM Airlines Group SA, issued a re-opening of the LATAM 2026 bond, issued on February 11 of 2019, for US $ 200,000,000. This re-opening had a placement rate of 5.979%.

Simultaneously, dated July 11, 2019, LATAM Airlines Group S.A. announced an offer for the repurchase of up to US $ 300 million of the unsecured LATAM 2020 bond, which was issued on June 9, 2015 for an amount of US $ 500 million at a coupon rate of 7.25% and due in June 2020. Offer repurchase price was 103.8 cents per dollar of nominal amount for the bonds offered until July 24, 2019, after this date and until August 7, 2019, the offered repurchase price was reduced to 100.8 cents for dollar at the expiration of the offer, a total of US $ 238,412,000 of the bonds were redeemed, of which US $ 238,162,000 arrived on or before July 24, 2019 and US $ 250,000 after that date.

The net proceeds obtained from the re-opening of the LATAM 2026 bond was used to pay a portion of the public offer of the LATAM 2020 bond. The remainder of the public offer was paid in cash.

On December 17, 2019, LATAM Airlines Group S.A. The repurchase of the remainder (US $ 262 million) of the unsecured bond LATAM2020 ended, which, added to the repurchase of July 11, 2019, ends the entire balance of the bond. The repurchase was carried out through the buy-back mechanism called “Make-Whole,” which is a right of the bond issuer to repurchase the entire outstanding balance of debt based on a price that is calculated using government treasury bonds. of the United States with maturity close to that of the bond and adding a spread. The repurchase price was 102,45 cents per dollar of nominal bond amount.

(4) In the year ended December 31, 2019, the Company sold its participation in 8 permanent establishments. As a result of the above, the classification of financial liabilities associated with 41 aircraft of guaranteed obligations became financial leases.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2019	2018
Currency	ThUS$	ThUS$
Chilean peso (U.F.)	611,542	500,398
US Dollar	6,581,985	6,761,328
Total	7,193,527	7,261,726

Interest-bearing loans due in installments to December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
					90 days	one to	three to	than	Total		90 days	one to	three to	than	Total
		Creditor		Up to	to one	three	five	five	nominal	Up to	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	value	90 days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	24,000	75,000	-	-	-	99,000	24,910	75,000	-	-	-	99,910	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	UF	150,000	50,000	-	-	-	200,000	150,257	50,283	-	-	-	200,540	At Expiration	2.93	2.93
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,016	-	-	-	-	12,016	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,000	-	-	-	29,000	-	29,009	-	-	-	29,009	At Expiration	2.82	2.82
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	5,205	10,410	-	-	-	15,615	5,192	10,369	-	-	-	15,561	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	137,860	-	-	137,860	255	-	137,860	-	-	138,115	Quarterly	3.62	4.61
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	62,769	-	-	62,769	113	-	62,172	-	-	62,285	At Expiration	3.10	3.10
Obligations with the public
0-E	ESTADO	Chile	UF	-	-	164,485	-	353,547	518,032	-	2,642	164,398	-	366,656	533,696	At Expiration	4.81	4.81
97.030.000-7	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	18,640	10,779	-	698,256	803,563	1,531,238	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	8,115	36,282	93,788	100,622	275,134	513,941	10,058	36,855	91,224	99,297	273,038	510,472	Quarterly	3.81	3.81
0-E	WILMINGTON TRUST	U.S.A.	US$	22,090	66,710	183,332	196,452	397,639	866,223	27,229	66,710	178,784	194,741	395,983	863,447	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	4,805	14,608	40,414	42,626	41,022	143,475	5,461	14,608	36,178	40,932	40,310	137,489	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	10,675	32,708	84,674	78,123	76,726	282,906	11,410	32,708	83,072	77,195	75,928	280,313	Quarterly	3.82	3.82
0-E	INVESTEC	England	US$	1,538	8,976	22,977	10,596	-	44,087	1,867	9,112	22,597	10,565	-	44,141	Semiannual	6.35	6.35
0-E	MUFG	U.S.A.	US$	2,973	18,593	53,816	57,993	189,285	322,660	3,182	18,593	53,367	57,694	188,471	321,307	Quarterly	3.43	3.43
-	SWAP Received Aircraft	-	US$	80	78	-	-	-	158	80	78	-	-	-	158	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,370	-	252,747	-	-	255,117	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	23,669	71,432	188,440	44,482	-	328,023	23,929	71,431	185,938	44,017	-	325,315	Quarterly	3.54	3.54
Financial leases
0-E	ING	U.S.A.	US$	3,875	7,931	-	-	-	11,806	3,952	7,931	-	-	-	11,883	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,831	14,723	6,537	-	-	26,091	4,943	14,723	6,537	-	-	26,203	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	17,972	52,790	113,746	16,399	-	200,907	18,633	52,790	112,712	16,368	-	200,503	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,901	1,926	-	-	-	3,827	1,918	1,926	-	-	-	3,844	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	8,523	23,197	25,182	20,717	10,110	87,729	9,042	23,197	24,675	20,424	9,975	87,313	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	32,321	97,956	248,086	199,037	14,284	591,684	34,868	97,956	233,822	195,209	14,138	575,993	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	5,690	17,255	46,472	3,134	-	72,551	5,959	17,255	45,805	3,128	-	72,147	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	864	2,348	7,441	8,075	915	19,643	908	2,348	7,441	8,075	915	19,687	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,483	4,509	12,474	7,242	-	25,708	1,632	4,509	12,162	7,212	-	25,515	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,010	9,148	25,278	13,904	-	51,340	3,191	9,148	24,661	13,849	-	50,849	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	702	2,173	2,279	-	-	5,154	723	2,173	2,279	-	-	5,175	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,760	3,568	-	-	-	5,328	1,769	3,568	-	-	-	5,337	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,977	5,687	-	-	-	7,664	1,992	5,687	-	-	-	7,679	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	15,862	48,132	132,441	135,200	17,492	349,127	17,610	48,132	119,881	130,865	17,188	333,676	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,487	7,729	17,871	-	-	28,087	2,530	7,729	17,871	-	-	28,130	Monthly	3.45	3.45
Other loans
0-E	CITIBANK (*)	U.S.A.	US$	24,595	76,431	-	-	-	101,026	24,830	76,431	-	-	-	101,261	Quarterly	6.00	6.00
	Total			393,003	789,300	1,924,054	1,634,602	2,176,154	6,917,113	431,469	803,680	1,876,183	1,617,827	2,186,165	6,915,324

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada, through the company Guanay Finance Limited.

Interest-bearing loans due in installments to December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	148	452	689	-	-	1,289	153	452	689	-	-	1,294	Monthly	6.01	6.01
Financial leases
0-E	NATIXIS	France	US$	3,243	6,906	76,107	-	-	86,256	3,723	6,906	76,107	-	-	86,736	Quarterly/ Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	757	2,317	3,206	-	-	6,280	777	2,317	3,206	-	-	6,300	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,855	160,076	-	-	-	169,931	10,409	159,876	-	-	-	170,285	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A	US$	306	1,100	2,385	2,694	7,010	13,495	399	1,100	2,385	2,694	7,010	13,588	Monthly	14.72	14.72
	Total			14,309	170,851	82,387	2,694	7,010	277,251	15,461	170,651	82,387	2,694	7,010	278,203
	Total consolidated			407,312	960,151	2,006,441	1,637,296	2,183,164	7,194,364	446,930	974,331	1,958,570	1,620,521	2,193,175	7,193,527

Interest-bearing loans due in installments to December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	38,000	75,000	-	-	-	113,000	38,432	75,623	-	-	-	114,055	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	50,785	-	-	-	50,785	-	50,930	-	-	-	50,930	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,000	-	-	-	-	23,000	23,025	-	-	-	-	23,025	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	200,000	-	-	-	-	200,000	200,698	-	-	-	-	200,698	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,013	-	-	-	-	12,013	At Expiration	3.14	3.14
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	5,461	16,385	16,385	-	-	38,231	5,480	16,385	16,232	-	-	38,097	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,000	-	-	-	15,000	-	14,964	-	-	-	14,964	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	-	-	102,521	-	-	102,521	223	-	102,521	-	-	102,744	Quarterly	5.60	5.60
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	-	65,862	-	65,862	118	-	-	64,957	-	65,075	At Expiration	3.10	3.10
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	500,000	-	700,000	1,200,000	13,057	-	495,617	-	697,869	1,206,543	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	172,591	172,591	345,182	1,586	-	-	172,420	172,530	346,536	At Expiration	5.50	5.50
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	658	1,986	5,384	2,052	-	10,080	715	1,986	5,384	2,052	-	10,137	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	10,553	43,430	114,247	117,556	225,912	511,698	13,334	44,191	110,977	115,747	224,093	508,342	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST	U.S.A.	US$	20,689	65,846	178,818	237,334	450,071	952,758	26,365	65,846	173,617	235,058	447,686	948,572	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	10,776	32,790	90,991	72,189	62,619	269,365	11,923	32,790	86,130	70,048	61,203	262,094	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	15,506	47,050	129,462	135,489	84,177	411,684	17,433	47,050	114,729	129,547	82,137	390,896	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	10,247	31,350	88,688	77,693	116,546	324,524	11,250	31,350	86,883	76,760	115,285	321,528	Quarterly	4.69	4.69
0-E	PK AIRFINANCE	U.S.A.	US$	2,319	7,208	24,944	3,144	-	37,615	2,387	7,208	24,944	3,144	-	37,683	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	1,454	8,472	21,667	22,421	-	54,014	1,879	8,661	21,154	22,309	-	54,003	Semiannual	7.17	7.17
-	SWAP Received Aircraft	-	US$	194	414	158	-	-	766	194	414	158	-	-	766	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,646	-	252,207	-	-	254,853	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	23,417	70,626	191,207	117,084	19,731	422,065	23,871	70,626	188,231	116,185	19,686	418,599	Quarterly	4.42	4.42
Financial leases
0-E	ING	U.S.A.	US$	3,687	11,338	11,806	-	-	26,831	3,923	11,338	11,657	-	-	26,918	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	13,171	24,577	18,655	-	-	56,403	13,187	24,331	18,655	-	-	56,173	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	13,209	40,365	77,587	40,997	-	172,158	13,998	40,365	75,830	40,801	-	170,994	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,486	13,094	3,827	-	-	22,407	5,641	13,094	3,743	-	-	22,478	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	7,926	29,494	22,147	-	-	59,567	8,320	29,493	21,891	-	-	59,704	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	31,673	95,981	263,239	230,417	98,028	719,338	34,816	95,981	245,615	224,395	96,589	697,396	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	5,576	16,895	46,386	26,165	-	95,022	6,000	16,895	45,346	26,063	-	94,304	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	552	2,531	7,142	7,752	5,035	23,012	552	2,531	7,142	7,752	5,035	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,444	4,393	12,146	12,808	753	31,544	1,658	4,393	11,726	12,713	752	31,242	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	2,933	8,916	24,635	25,937	768	63,189	3,199	8,916	23,798	25,751	767	62,431	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	10,056	7,951	5,154	-	-	23,161	10,135	7,952	5,154	-	-	23,241	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,699	5,188	5,328	-	-	12,215	1,723	5,188	5,328	-	-	12,239	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,915	5,838	7,664	-	-	15,417	1,954	5,838	7,664	-	-	15,456	Monthly	4.19	4.19
Other loans
0-E	BOEING	U.S.A.	US$	-	-	55,727	-	-	55,727	-	1,229	55,727	-	-	56,956	At Expiration	4.01	4.01
0-E	CITIBANK (*)	U.S.A.	US$	23,167	72,018	101,026	-	-	196,211	23,583	72,018	100,301	-	-	195,902	Quarterly	6.00	6.00

	Total			496,768	804,921	2,380,633	1,367,491	1,936,231	6,986,044	535,318	807,586	2,318,361	1,345,702	1,923,632	6,930,599

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada, through the company Guanay Finance Limited.

Interest-bearing loans due in installments to December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	138	426	1,233	54	-	1,851	147	426	1,233	54	-	1,860	Monthly	6.01	6.01
Financial leases
0-E	NATIXIS	France	US$	3,043	6,490	44,525	41,731	-	95,789	3,656	6,490	44,525	41,731	-	96,402	Quarterly/Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	728	2,219	6,280	-	-	9,227	756	2,219	6,280	-	-	9,255	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,422	28,872	169,930	-	-	208,224	10,212	28,871	169,730	-	-	208,813	Quarterly	5.88	5.82
0-E	GA Telessis LLC	U.S.A	US$	299	908	2,496	2,623	6,876	13,202	568	908	3,823	2,623	6,876	14,798	Quarterly	15.62	15.62

	Total			13,630	38,915	224,464	44,408	6,876	328,293	15,339	38,914	225,591	44,408	6,876	331,128
	Total consolidated			510,398	843,836	2,605,097	1,411,899	1,943,107	7,314,337	550,657	846,500	2,543,952	1,390,110	1,930,508	7,261,727

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported is as follows:

	Aircraft	Others	Lease Liability total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2018
Restated	3,037,585	109,387	3,146,972

New contracts	283,620	36,191	319,811
Renegotiations	(240,047)	1,397	(238,650)
Payments	(526,071)	(30,316)	(556,387)
Accrued interest	174,327	8,623	182,950
Exchange differences	-	(5,667)	(5,667)
Other variations	8,395	625	9,020

Changes	(299,776)	10,853	(288,923)
Closing balance as of december 31, 2018
Restated	2,737,809	120,240	2,858,049

Opening balance as January 1, 2019
Restated	2,737,809	120,240	2,858,049

New contracts	719,525	23,878	743,403
Renegotiations	(41,535)	12,208	(29,327)
Payments	(539,549)	(37,391)	(576,940)
Accrued interest	165,981	11,968	177,949
Exchange differences	-	1,614	1,614
Cumulative translation adjustment	-	(467)	(467)
Other variations	-	(2,124)	(2,124)

Changes	304,422	9,686	314,108
Closing balance as of December 31, 2019
Restated	3,042,231	129,926	3,172,157

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	1,723	2,321	-	340	1,723	2,661
Fair value of interest rate derivatives	302	335	22	-	324	335
Fair value of fuel derivatives	-	15,678	-	-	-	15,678
Fair value of foreign currency derivatives	48,347	7,587	-	-	48,347	7,587
Total hedge derivatives	50,372	25,921	22	340	50,394	26,261

(d)	Derivatives do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of	As of	As of	As of	As of	As of
	31 December	31 December	31 December	31 December	31 December	31 December
	of 2019	of 2018	of 2019	of 2018	of 2019	of 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Derivative of foreign currency not registered as hedge	-	7,712	-	-	-	7,712
Total derived not qualify as hedge accounting	-	7,712	-	-	-	7,712

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	(22,662)	15,099
Interest rate swaps (2)	2,618	(2,194)
Fuel options (3)	48,542	(15,811)
Currency options R$/US$ (4)	(41)	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	They cover the exposure to foreign exchange risk of operating cash flows, mainly caused by the fluctuation of the CLP/US$, R$/US$, US$/EUR and US$/GBP exchange rate. These contracts are registered as cash flow hedge contracts.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

All hedging operations have been performed for highly probable transactions.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	66,856	(27,797)
Debit (credit) transferred from net equity to income during the period	(30,074)	39,915

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,671,304	1,279,976
(b) Accrued liabilities at the reporting date	551,570	394,327
Total trade and other accounts payables	2,222,874	1,674,303

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Trade creditors	1,408,690	1,048,033
Other accounts payable	262,614	231,943
Total	1,671,304	1,279,976

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Aircraft Fuel	476,320	304,426
Boarding Fee	234,070	210,621
Suppliers technical purchases	145,973	75,402
Handling and ground handling	114,163	84,213
Other personnel expenses	93,490	92,047
Professional services and advisory	87,825	83,182
Airport charges and overflight	81,459	82,181
Air companies	79,958	59,524
Marketing	60,850	60,303
Services on board	59,647	44,434
Leases, maintenance and IT services	59,011	55,427
Achievement of goals	30,635	21,943
Maintenance	42,202	8,244
Crew	22,921	21,265
Land services	18,166	26,014
Jol Fleet	3,997	-
Aviation insurance	3,050	11,943
Others	57,567	38,807

Total trade and other accounts payables	1,671,304	1,279,976

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Aircraft and engine maintenance	292,793	170,731
Accrued personnel expenses	118,199	116,242
Accounts payable to personnel (*)	91,153	81,222
Others accrued liabilities (**)	49,425	26,132

Total accrued liabilities	551,570	394,327

(*) Profits and bonus participation (Note 23 letter b).

(**) See Note 22

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	2,033	2,982	164,190	197,038	166,223	200,020
Civil contingencies	2,202	1,207	66,605	59,834	68,807	61,041
Labor contingencies	971	605	26,505	23,244	27,476	23,849
Other	-	-	19,886	13,976	19,886	13,976
Provision for European
Commission investigation (2)	-	-	9,217	9,403	9,217	9,403
Total other provisions (3)	5,206	4,794	286,403	303,495	291,609	308,289

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of December 31, 2019, and December 31, 2018, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	367,493	9,883	377,376
Increase in provisions	106,870	-	106,870
Provision used	(59,032)	-	(59,032)
Difference by subsidiaries conversion	(48,330)	-	(48,330)
Reversal of provision	(66,965)	-	(66,965)
Exchange difference	(1,150)	(480)	(1,630)

Closing balance as of December 31, 2018	298,886	9,403	308,289

Opening balance as of January 1, 2019	298,886	9,403	308,289
Increase in provisions	134,847	-	134,847
Provision used	(82,212)	-	(82,212)
Difference by subsidiaries conversion	(10,764)	-	(10,764)
Reversal of provision	(58,063)	-	(58,063)
Exchange difference	(302)	(186)	(488)

Closing balance as of December 31, 2019	282,392	9,217	291,609

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the “Aerovía Fundo” (FA), for US$ 88 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2019 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of December 31, 2019 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (1)(2)	2,689,083	2,330,058	851,383	644,702	3,540,466	2,974,760
Sales tax	2,556	12,726	-	-	2,556	12,726
Retentions	43,916	34,434	-	-	43,916	34,434
Others taxes	7,555	7,700	-	-	7,555	7,700
Dividends payable	57,129	54,580	-	-	57,129	54,580
Other sundry liabilities	34,982	15,248	-	-	34,982	15,248
Total other non-financial liabilities	2,835,221	2,454,746	851,383	644,702	3,686,604	3,099,448

Deferred Income Movement

						Adjustment
		Deferred income				application
	Initial balance	(1) Recognition	Use	Loyalty (accreditation and exchange)	Expiration of tickets	IAS 29, Argentina hyperinflation	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	2,849,266	7,690,972	(8,230,750)	944,246	(284,730)	927	4,829	2,974,760
From January 1 to December 31, 2019	2,974,760	8,264,970	(7,703,011)	124,548	(156,435)	2,232	33,402	3,540,466

(1)	The balance includes, mainly, deferred income for services not provided as of December 31, 2019 and December 31, 2018; and programs such as: LATAM Pass, LATAM Fidelidade and Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass miles every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

After the merger of Multiplus S.A. described in Note1, the Latam Fidelidade programs and the Multiplus coalition and loyalty program become part of the Latam Pass Brazil Program.

During 2018 the Company signed a renewal of the agreement with Banco Santander-Chile, which one extends its alliance in Chile to continue developing travel benefits to its respective clients during the next 7 years, and during 2019 signed a renewal of the agreement with Banco Crédito del Perú.

On September 26, 2019, the Company signed a framework agreement with Delta Air Lines, Inc, in which the latter agreed to pay ThUS $ 350,000 for compensation of costs and revenues that the Company must incur or cease to receive, respectively, during the transition period until the implementation of the strategic alliance. ThUS $ 150,000 was received on september 2019.

During December 2019, the Company sold its rights to receive future payments of the committed transition. The payments consisted of ThUS $ 200,000 payable in 8 quarterly installments of ThUS $ 25,000 as of January 2, 2020. On December 13, 2019, the Company received ThUS $ 194,068 for said sale. Account receivable was derecognized and ThU S 5,932 was recognized as financial cost on income statement.

(2)	As of December 31, 2019, Deferred Income includes ThUS $ 315,225 corresponding to the balance due from the compensation committed from Delta Airlines Inc., which will be recognized in income, on a systematic basis over the period in which related cost it intends to compensate, until the implementation of the strategic alliance. During the year, the Company recognized ThUS $ 4,435 for this concept.

Additionally, the Company maintains a balance of ThUS $ 30,340 in the Commercial accounts payable item of the Statement of Financial Position regarding to Delta compensation, the cost already incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Retirements payments	64,824	56,126
Resignation payments	9,722	8,802
Other obligations	19,024	17,437
Total liability for employee benefits	93,570	82,365

(a) The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	101,087	(7,384)	(6,018)	5,819	(11,139)	82,365
From January 1 to December 31, 2019	82,365	11,242	(4,390)	10,636	(6,283)	93,570

The principal assumptions used in the calculation to the provision in Chile are presented below:

	For the period ended
	December 31,
Assumptions	2019	2018

Discount rate	3.13%	4.27%
Expected rate of salary increase	4.5%	4.50%
Rate of turnover	6.04%	6.60%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.8%	2.7%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(7,257)	(6,538)
Change in the accrued liability an closing for decrease of 100 p.b.	5,365	4,918

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,989	4,750
Change in the accrued liability an closing for decrease of 100 p.b.	(7,159)	(6,547)

(b) The liability for short-term:

	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	91,153	81,222

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c) Employment expenses are detailed below:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$

Salaries and wages	1,478,804	1,481,357
Short-term employee benefits	147,576	132,394
Termination benefits	54,256	54,007
Other personnel expenses	114,126	152,211
Total	1,794,762	1,819,969

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Aircraft and engine maintenance	412,710	513,544
Fleet (JOL)	190,225	-
Provision for vacations and bonuses	15,868	15,357
Other sundry liabilities	307	376
Total accounts payable, non-current	619,110	529,277

NOTE 25 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2019 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 (*) divided into 606,407,693 shares as of December 31, 2018), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*)	Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(b) Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary shareholders' meeting at which it was approved to increase the capital by issuing 61,316,424 payment shares, all ordinary, without par value. As of December 31, 2016, 60,849,592 shares had been placed against said increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the pre-emptive option period, which expired on December 23, 2016; December 2016, collecting the equivalent of US $ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, collecting the equivalent of US $ 303,499,070. Due to this last described placement, as of December 31, 2019, the number of subscribed and paid shares of the Company reached 606,407,693. On August 18, 2019, there was a full reduction of capital after the expiration of the three-year legal term to subscribe the balance of 466,832 shares depending on the placement of this capital increase. Consequently, at December 31, 2019 the statutory capital of the Company is represented by 606,874,525 shares, all of the same and unique series, registered, ordinary, without par value, which is divided into. The following table shows the movement of authorized and fully paid shares previously described above:

Movement of authorized shares

		Expired shares
		intended for
	Opening	compensation plans		Closing
No of shares	balance	and others		balance
From July 1 to December 31, 2018	608,374,525	(1,500,000	)(*)	606,874,525
From July 1 to December 31, 2019	606,874,525	(466,832)		606,407,693

(*)	On June 11, 2018, the term of subscription and payment of 1,500,000 shares to create and implement compensation plans for Company employees expired.

Movement fully paid shares

		Movement value	Cost of issuance
		of shares	and placement	Paid- in
	No of	(1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2018	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2018 period	-	-	-	-
Paid shares as of December 31, 2018	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2019	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	-	-	-	-
Paid shares as of December 31, 2019	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c) Treasury stock

At December 31, 2019, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d) Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Openings	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	39,481	(1,607)	37,874
From January 1 to December 31, 2019	37,874	(1,585)	36,289

These reserves are related to the “Share-based payments” explained in Note 34.

(e) Other sundry reserves

Movement of Other sundry reserves:

	Opening	Transactions	Legal	Closing
Periods	balance	with minorities	reserves	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	2,639,780	-	(864)	2,638,916
From January 1 to December 31, 2019	2,638,916	(184,135)	(2,312)	2,452,469

Balance of Other sundry reserves comprise the following:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(210,048)	(25,913)
Others	(5,795)	(3,483)
Total	2,452,469	2,638,916

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2019 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184.135) (see Note 1).

(f) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation reserve	hedging reserve	benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	(2,131,591)	18,140	(10,926)	(2,124,377)
Increase (decrease) by application of new accounting standards	205,877	-	-	205,877
Initial balance Restated	(1,925,714)	18,140	(10,926)	(1,918,500)
Derivatives valuation gains (losses)	-	(26,899)	-	(26,899)
Deferred tax	-	(574)	-	(574)
Actuarial reserves by employee benefit plans	-	-	(5,818)	(5,818)
Deferred tax actuarial IAS by employee benefit plans	-	-	1,566	1,566
Translation difference subsidiaries	(730,930)	-	-	(730,930)
Closing balance as of December 31, 2018 Restated	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Opening balance as of January 1, 2019	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Derivatives valuation gains (losses)	-	65,880	-	65,880
Deferred tax	-	345	-	345
Actuarial reserves by employee benefit plans	-	-	(10,635)	(10,635)
Deferred tax actuarial IAS by employee benefit plans	-	-	2,873	2,873
Translation difference subsidiaries	(233,643)	-	-	(233,643)
Closing balance as of December 31, 2019	(2,890,287)	56,892	(22,940)	(2,856,335)

(f.1) Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2) Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(f.3) Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g) Retained earnings

Movement of Retained earnings:

		Increase			Other
		(decrease) by	Result		increase
	Opening	new standards	for the		(decreases)	Closing
Periods	balance	(1)	period	Dividends	(1) (2)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018 (Restated)	475,118	(516,130)	309,811	(54,580)	4,752	218,971
From January 1 to December 31, 2019	218,971	-	190,430	(57,129)	-	352,272

(1)	Adjustments adoption IFRS 9 and IFRS 15 ThUS (9,548) and IFRS 16 ThUS (506.582) (See Note 2).

(2)	Variation effect in Accumulated results, by application IAS 29, Argentina hyperinflation:

Items	ThUS$
Property, plant and equipment	4,573
Intangible assets other than goodwill	69
Goodwill	335
Deferred incomes	(377)
Other non-financial assets	152
Total Adjust accumulated results	4,752

(h) Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2019	2018
Date of dividend	12-31-2019	12-31-2018
Amount of the dividend (ThUS$)	57,129	54,580
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0942	0.0900

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Passengers	9,005,629	8,708,988
Cargo	1,064,434	1,186,468
Total	10,070,063	9,895,456

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Aircraft fuel	2,929,008	2,983,028
Other rentals and landing fees (*)	1,275,859	1,206,881
Aircraft maintenance	444,611	366,627
Comisions	221,884	222,506
Passenger services	261,330	280,279
Other operating expenses	1,291,895	1,229,311
Total	6,424,587	6,288,632

(*)	Lease expenses are included within this amount (See Note 2.21)

	For the period ended
	December 31,
	2019	2018
	ThUS$	ThUS$
		Restated
Payments for leases of low-value assets	31,982	27,929
Total	31,982	27,929

(b) Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Depreciation (*)	1,389,465	1,307,032
Amortization	80,511	65,596
Total	1,469,976	1,372,628

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended December 31, 2019 is ThUS $ 445,680 and ThUS $ 366,393 for the same period 2018.

(c) Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d) Financial costs

The detail of financial costs is as follows:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Bank loan interest	325,650	283,786
Financial leases	61,980	62,202
Lease liabilities	181,814	182,868
Other financial instruments	20,490	10,281
Total	589,934	539,137

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Coalition and loyalty program Multiplus (*)	36,172	126,443
Tours	96,997	108,448
Aircraft leasing	102,704	78,056
Customs and warehousing	29,353	26,667
Duty free	543	3,555
Maintenance	10,471	16,569
Other miscellaneous income	84,624	113,020
Total	360,864	472,758

(*)	See Note 22.

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this Note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a) Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2019	2018
	ThUS$	ThUS$
Cash and cash equivalents	242,624	606,673
Argentine peso	10,974	4,236
Brazilian real	9,407	34,360
Chilean peso	50,421	415,399
Colombian peso	5,971	2,732
Euro	21,927	20,339
U.S. dollar	77,933	51,382
Other currency	65,991	78,225

Other financial assets, current	47,328	57,132
Argentine peso	7	11
Brazilian real	17,395	25,829
Chilean peso	26,008	25,904
Colombian peso	138	139
U.S. dollar	2,795	4,923
Other currency	985	326

	As of	As of
	December 31,	December 31,
Current assets	2019	2018
	ThUS$	ThUS$

Other non - financial assets, current	81,521	106,952
Argentine peso	11,263	13,077
Brazilian real	20,553	37,794
Chilean peso	24,451	30,916
Colombian peso	61	434
Euro	2,878	3,935
U.S. dollar	5,140	8,949
Other currency	17,175	11,847

Trade and other accounts receivable, current	501,006	518,006
Argentine peso	22,809	54,053
Brazilian real	1,457	6,037
Chilean peso	125,342	112,133
Colombian peso	545	5,065
Euro	32,711	49,044
U.S. dollar	257,421	2,938
Other currency	60,721	288,736

Accounts receivable from related entities, current	537	593
Chilean peso	42	200
U.S. dollar	495	393

Tax current assets	19,506	20,774
Argentine peso	1,560	812
Brazilian real	1,006	1,106
Chilean peso	1,111	4,860
Colombian peso	54	5
Euro	264	-
U.S. dollar	-	429
Peruvian sun	13,707	13,306
Other currency	1,804	256

Total current assets	892,522	1,310,130
Argentine peso	46,613	72,189
Brazilian real	49,818	105,126
Chilean peso	227,375	589,412
Colombian peso	6,769	8,375
Euro	57,780	73,318
U.S. Dollar	343,784	69,014
Other currency	160,383	392,696

	As of	As of
	December 31,	December 31,
Non-current assets	2019	2018
	ThUS$	ThUS$

Other financial assets, non-current	10,243	21,850
Brazilian real	4,441	4,941
Chilean peso	65	68
Colombian peso	296	145
Euro	1,525	7,438
U.S. dollar	2,169	7,441
Other currency	1,747	1,817

Other non - financial assets, non-current	29,166	31,126
Argentine peso	54	86
Brazilian real	7,891	7,465
U.S. dollar	3	3
Other currency	21,218	23,572

Accounts receivable, non-current	4,722	5,378
Chilean peso	4,722	5,378

Deferred tax assets	3,339	2,102
Colombian peso	487	78
U.S. dollar	856	29
Other currency	1,996	1,995

Total non-current assets	47,470	60,456
Argentine peso	54	86
Brazilian real	12,332	12,406
Chilean peso	4,787	5,446
Colombian peso	783	223
Euro	1,525	7,438
U.S. dollar	3,028	7,473
Other currency	24,961	27,384

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	69,623	63,920	210,627	107,815
Argentine peso	1	3	2	-
Brazilian real	128	261	118	-
Chilean peso	42,625	41,694	15,229	68,901
Euro	145	704	339	-
U.S. dollar	26,676	16,773	194,896	38,914
Other currency	48	4,485	43	-

Trade and other accounts payables, current	1,338,123	970,872	10,091	37,809
Argentine peso	252,799	229,907	1,096	6,142
Brazilian real	59,837	30,974	320	1,152
Chilean peso	322,996	198,766	1,295	26,113
Colombian peso	2,558	7,915	868	752
Euro	113,733	84,903	484	1,375
U.S. dollar	480,129	325,385	4,263	55
Peruvian sol	24,197	37,285	1,447	1,124
Mexican peso	5,233	5,975	33	167
Pound sterling	20,289	13,395	119	305
Uruguayan peso	1,018	847	29	-
Other currency	55,334	35,520	137	624

Accounts payable to related entities, current	53	365	-	-
Chilean peso	53	253	-	-
U.S. dollar	-	112	-	-

Other provisions, current	2,079	1,434	-	-
Chilean peso	27	28	-	-
Other currency	2,052	1,406	-	-

Tax liabilities, current	-	13	-	-
Argentine peso	-	4	-	-
Brazilian real	-	-	-	-
Chilean peso	-	9	-	-

	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial liabilities, current	19,335	38,120	-	-
Argentine peso	348	1,089	-	-
Brazilian real	1,537	1,455	-	-
Chilean peso	705	14,130	-	-
Colombian peso	3,059	1,009	-	-
Euro	3,133	4,411	-	-
U.S. dollar	4,531	10,468	-	-
Other currency	6,022	5,558	-	-

Total current liabilities	1,429,213	1,074,724	220,718	145,624
Argentine peso	253,148	231,003	1,098	6,142
Brazilian real	61,502	32,690	438	1,152
Chilean peso	366,406	254,880	16,524	95,014
Colombian peso	5,617	8,924	868	752
Euro	117,011	90,018	823	1,375
U.S. dollar	511,336	352,738	199,159	38,969
Other currency	114,193	104,471	1,808	2,220

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	366,889	299,735	12,915	281,785	376,535	179,406
Chilean peso	236,346	16,259	2,291	237,377	369,525	172,530
Brazillian real	700	948	40	-	-	-
Euro	550	296	141	-	-	-
U.S. dollar	128,820	280,197	10,308	44,408	7,010	6,876
Other currency	473	2,035	135	-	-	-

Accounts payable, non-current	151,254	294,704	-	-	-	-
Chilean peso	14,367	14,027	-	-	-	-
U.S. dollar	135,541	279,437	-	-	-	-
Other currency	1,346	1,240	-	-	-	-

Other provisions, non-current	36,615	36,120	-	-	-	-
Argentine peso	485	542	-	-	-	-
Brazillian real	20,538	19,815	-	-	-	-
Colombian peso	281	295	-	-	-	-
Euro	9,217	9,403	-	-	-	-
U.S. dollar	6,094	6,065	-	-	-	-

Provisions for employees benefits, non-current	80,628	72,674	-	-	-	-
Chilean peso	80,628	72,187	-	-	-	-
U.S. dollar	-	487	-	-	-	-

Total non-current liabilities	635,386	703,233	12,915	281,785	376,535	179,406
Argentine peso	485	542	-	-	-	-
Brazilian real	21,238	20,763	40	-	-	-
Chilean peso	331,341	102,473	2,291	237,377	369,525	172,530
Colombian peso	281	295	-	-	-	-
Euro	9,767	9,699	141	-	-	-
U.S. dollar	270,455	566,186	10,308	44,408	7,010	6,876
Other currency	1,819	3,275	135	-	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2019	2018
	ThUS$	ThUS$

Total assets	939,992	1,370,586
Argentine peso	46,667	72,275
Brazilian real	62,150	117,532
Chilean peso	232,162	594,858
Colombian peso	7,552	8,598
Euro	59,305	80,756
U.S. dollar	346,812	76,487
Other currency	185,344	420,080

Total liabilities	2,674,767	2,446,785
Argentine peso	254,731	237,687
Brazilian real	83,218	54,605
Chilean peso	1,086,087	862,274
Colombian peso	6,766	9,971
Euro	127,742	101,092
U.S. dollar	998,268	1,071,190
Other currency	117,955	109,966

Net position
Argentine peso	(208,064)	(165,412)
Brazilian real	(21,068)	62,927
Chilean peso	(853,925)	(267,416)
Colombian peso	786	(1,373)
Euro	(68,437)	(20,336)
U.S. dollar	(651,456)	(994,703)
Other currency	67,389	310,114

(a)	Exchange differences

The exchange differences recognized in profit or loss, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2019 and 2018, meant a charge of ThUS $ 32,571 and ThUS $ 38,070, respectively.

The exchange differences recognized in the statement of comprehensive income as reserves for exchange differences for conversion, for the period ended December 31, 2019 and 2018, meant a charge of ThUS $ 243,271 and ThUS $ 743,516, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,	As of December 31,
	2019	2018	2017	2016

Argentine peso	59.83	37.74	18.57	15.84
Brazilian real	4.01	3.87	3.31	3.25
Chilean peso	748.74	694.77	614.75	669.47
Colombian peso	3,271.55	3,239.45	2,984.77	3,000.25
Euro	0.89	0.87	0.83	0.95
Australian dollar	1.43	1.42	1.28	1.38
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	18.89	19.68	19.66	20.63
New Zealand dollar	1.49	1.49	1.41	1.44
Peruvian Sol	3.31	3.37	3.24	3.35
Uruguayan peso	37.24	32.38	28.74	29.28

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the year ended
	December 31,
Basic earnings / (loss) per share	2019	2018
		Restated
Earnings / (loss) attributable to owners of the parent (ThUS$)	190,430	309,811
Weighted average numberof shares, basic	606,407,693	606,407,693
Basic earnings / (loss) per share (US$)	0.31403	0.51090

	For the year ended
	December 31,
Diluted earnings / (loss) per share	2019	2018
		Restated
Earnings / (loss) attributable to owners of the parent (ThUS$)	190,430	309,811
Weighted average number of shares, basic	606,407,693	606,407,693
Weighted average number of shares, diluted	606,407,693	606,407,693
Diluted earnings / (loss) per share (US$)	0.31403	0.51090

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Viagens S.A.	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. A decision was rendered on November 11, 2019 fully in favor of Tam Viagens S.A. We are waiting to see if the Municipality files an appeal.	95,216

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,217 (8,220,000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine.

9,217

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment will be made in January 2020, which will put an end to the entire lawsuit in England. The amount remains undetermined for the lawsuits in the remaining countries (Norway, the Netherlands and Germany).	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA:ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	10,403

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872- 58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 02/28/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. A decision is pending	14,061

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	The lawsuit was converted into a measure in January 2018. A statement will be made after the prosecutor’s measure has concluded. The Brazilian Administrative Council of Tax Appeals (CARF) issued a decision in favor of the Company on September 22, 2018. We are currently expecting that the Ministry of Finance of Brazil will appeal.	59,481

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for THUS$106.
				The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.	87,538

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	26,293

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK- 4107.

The June 20, 2013 AIRES SA and / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on October 31, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The State Court granted the postponement of a jury trial to June 2020. In the meantime, the discovery stage continues, including verbal statements by experts on behalf of both parties. There may be some change in the committed amount, which will be reported in due course.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/ 2014-52	On August 19, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	65,895

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531- 73.2016.5.02.0 710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	17,982

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court.	17,705

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196- 68.2016.4.03.6 182	Tax Enforcement Lien No. 0020869- 47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	39,584

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.20 19.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009- 47, reported in previous Notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. A final decision is now pending.	11,139

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/ 2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	23,228

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/ 2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	20,410

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/ 2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	14,631

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/ 2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	An administrative defense was presented on May 29, 2018.	31,381

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177- 54.2016.4.01.3 400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	63,951

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S/A	União Federal	2001.51.01.02 0420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880- 900.424/ 2018- 07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	17,202

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515- 720.823/ 2018- 11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	120,551

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832 /2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The decision is pending.	16,108

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834 /2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	11,777

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837 /2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	15,782

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838 /2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense.	10,891

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541- 56.2016.5.03.0 144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019	14,423

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/ 2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the nonaccumulative system.	We presented our administrative defense.	11,521

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/ 2 013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the nonaccumulative system.	We presented our administrative defense	10,876

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/ 2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense.	10,292

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/ 2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020	42,276

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5 and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million. We have applied IFRIC 23 as of 12/31/19 because of the percentage loss (more than 50%), and we have recorded the entire provision in the income tax item.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The provision is undetermined.	-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2019, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LATAM accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LATAM’s internal controls in 2006-2007 were weak, so LATAM would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a) The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$12,750.

(b) The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of ThUS$ 6,744 and interest of ThUS$ 2,694.

On May 15, 2019, the external consultant certified that the Anticorruption program of LATAM Airlines Group S.A. It is reasonably designed and implemented to prevent and detect violations within LATAM to anti-corruption laws.

On July 23, 2019, the DOJ approved the certification made by the consultant on May 15, 2019 regarding the Anticorruption program of LATAM Airlines Group S.A.

On January 31, 2020, the Florida Court sustained the DOJ’s motion to withdraw the criminal action filed against LATAM Airlines Group S.A. as LATAM had fulfilled all the conditions in the DPA. So, the DOJ case is closed.

2) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation into the LATAM Pass frequent passenger program. The last move in the cause Role No. 2530-19 leading this investigation corresponds to LATAM Airlines Group S.A. response in May 2019.

3) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last move in the cause Role No. 2565-19 leading this investigation corresponds to a statement on September 11, 2019

4) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this procedure, the terms and conditions of which are being negotiated.

5) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) advising of the start of an investigation into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. (Case number 2585-19). The Company is cooperating in this investigation.

6) On December 11, 2019, LATAM Airlines Group S.A. received Office No. 122019 / FFD / 208993 by the Fiscalía Regional Metropolitana Centro Norte, requesting information on statements that appeared in the press in Brazil about alleged payments to public officials within the framework of the Asociación Brasileña de Compañías Aéreas, ABEAR. Cause No. 2585-19. The Company is currently cooperating with this process.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

The Company and its subsidiaries do not maintain credit agreements that set limits on certain financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

With respect to the various contracts concluded by the Company for the financing of Boeing 787 aircraft that have the guarantee of the Export - Import Bank of the United States of America, limits have been established for some financial indicators of the parent company on a consolidated basis, in respect of which, in any case, non-compliance does not accelerate payment of the loan.

The established limits measured semiannually on the basis of the Consolidated Financial Statements are the following:

I.	Debt to EBITDAR: The ratio of the Company’s financial obligations, on a consolidated basis, to EBITDAR must not exceed 6 times.

EBITDAR: It is defined as the net result, excluding interest, depreciation, amortization, rental income and profits or extraordinary losses not related to ordinary course of business.

II.	Fixed charge index: EBITDAR of the last twelve months on the sum of the cash on a consolidated basis required to cover interest expenses during said period, plus lease rental expenses, plus dividends declared or paid by the Company. This index should not be less than 1.2 times.

III.	Minimum liquidity: The cash and cash equivalent of the Consolidated Company must not be less than ThUS $ 75,000.

Regarding the renewable credit line of credit (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of airplanes, engines, spare parts and supplies for a total amount available of US $ 600 million, this includes restrictions of minimum liquidity, measured at the level of the Consolidated Company (with a minimum level of US $ 750 million) and measured at the individual level for LATAM Airlines Group SA and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a precondition for using the line; If the line is used, these restrictions must be reported quarterly, and failure to comply with these restrictions results acceleration of loan payment. As of December 31, 2019, this line of credit is not used.

As of December 31, 2019 this line of credit established with a consortium of twelve banks led by Citibank, is not used.

As of December 31, 2019, the Company is in compliance with all the financial indicators detailed above.

On the other hand, the Company’s financing contracts generally establish clauses related to changes in the ownership structure and in the controller and disposition of the assets (as regards mainly to important transfers of assets).

In particular, the contract “Indenture” signed between Guanay Finance Limited (see Note 1), LATAM Airlines Group S.A. and Citibank, N.A. on November 7, 2013, it includes clauses related to changes in the ownership structure and Company controller, which generate the anticipation of certain payment obligations. As result of the acquisition of 20% of the shares of LATAM Airlines Group S.A. by Delta Air Lines, Inc., the debt held by Guanay Finance Limited, which mature in December 2020, will be paid in March 2020, this was considered by the Company.

Finally, we Note that the particular terms of the aforementioned clauses regarding the Indenture contract are not included in any other financing contract that the Company maintains in force as of this date.

(b)	Other commitments

At December 31, 2019 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Corporación Peruana de Aeropuertos y Aviación Comercial	Latam Airlines Perú S.A.	Twenty six letter of credit	3,493	Jan-31-20
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Twenty one letter of credit	2,990	Feb-17-20
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Twenty five letter of credit	200,000	Feb-12-20
Instituto Nacional de Defensa de la Compentencia y de la Protección	Latam Airlines Perú S.A.	Forty three letter of credit	1,483	Feb-27-20
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Four letter of credit	2,820	Nov-15-20
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Seven letter of credit	3,790	Apr-05-20
Citibank N.A.	Latam Airlines Group S.A.	One letter of credit	27,226	Dec-20-20
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,346	Dec-31-20
Deutsche Bank A.G.	Latam Airlines Group S.A.	One letter of credit	2,500	March-31-20
Dirección General de Aeronáutica Civil	Latam Airlines Group S.A.	Forty six letter of credit	18,487	Feb-28-20
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Group S.A.	One letter of credit	5,500	Jun-18-20
Metropolitan Dade County	Latam Airlines Group S.A.	Eight letter of credit	2,298	March-13-20
Numinous LLC	Latam Airlines Group S.A.	One letter of credit	2,200	Oct-15-20
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	Two letter of credit	1,730	Nov-24-20
Procon	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	3,728	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,277	Sep-28-21
Aena Aeropuertos S.A.	Tam Linhas Aéreas S.A.	One letter of credit	1,405	Aug-14-20
Procuradoria da Fazenda Nacional	Tam Linhas Aéreas S.A.	One letter of credit	8,017	Aug-10-20
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	35,974	Apr-29-20
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,927	Sep-23-24
17[a] Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	3,050	Jun-25-23
10ª Vara de Execuções Fiscais Federais de São Paulo/SP.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	33,938	Oct-03-20
Vara da Fazenda Pública da Comarca do Rio de Janeiro - RJ	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,043	Sep-25-23
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	6,770	Jul-05-23
Vara Civel Campinas.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,709	Jun-14-24
Procon	ABSA Linhas Aereas Brasileira S/A	An insurance policy guarantee	10,453	May-19-20
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S/A	An insurance policy guarantee	15,856	Feb-20-21
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S/A	One letter of credit	2,329	Oct-20-21
Conselho Administrativo de Conselhos Federais	ABSA Linhas Aereas Brasileira S/A	An insurance policy guarantee	5,435	Oct-20-21
			416,774

The credit letters related to right of use assets are included in Note 17 letter (d) Additional information Property, Plant and Equipment, in numeral (i) Property Plant and equipment delivered under guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of				Transaction amount
		relationship		Nature of		with related parties
		with	Country	related parties		As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2019	2018
						ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	16	16
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	556	1,778
				Services received from National and International Courier	CLP	(3)	(85)
				Services provided of cargo transport	CLP	-	-
				Sales commissions	CLP	(218)	(821)
				Services received advertising	CLP	(726)	(1,205)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	61	51
96.782.530-1	Inmobiliaria Inversiones Asturias S.A.	Related director	Chile	Tickets sales	CLP	-	25
76.335.600-0	Parque de Chile S.A.	Related director	Chile	Tickets sales	CLP	9	20
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	-	18
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Property leases received	ARS$	-	(231)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Common shareholder	Brazil	Services provided	BRL	58	62
				Services received of cargo transport	BRL	2	8
				Services provided	BRL	(10)	-
				Services received at airports	BRL	-	(2)
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	39,528	21,321
				Interlineal received service	US$	(2,050)	(6,345)
				Interlineal provided service	US$	3,739	8,635
				Services provided of handling	US$	1,106	1,392
				Services provided/ received others	US$	996	1,805

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Remuneration	13,701	14,841
Management fees	411	307
Non-monetary benefits	1,815	748
Short-term benefits	31,124	45,653
Long-term benefits	8,577	2,412
Share-based payments	3,296	(7,210)
Termination benefits	1,428	1,404
Total	60,352	58,155

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2013 not current as of this date

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the shareholders of the Company approved, among other matters, the increase in the share capital, of which 1,500,000 shares were allocated to compensation plans for the employees of the Company. Company and its subsidiaries, in accordance with the provisions of Article 24 of the Law on Public Limited Companies.

On June 11, 2018, expired the term to subscribe said actions, which were neither subscribed nor paid, reducing the capital of full rights.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recorded in accordance with the provisions of IFRS 2 “Payments based on shares” and has been considered as a cash settled award and, therefore, recorded at fair value as a liability, which is updated at the closing date. of each financial statement with effect on the result of the period.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2018	2,932,896	-	(171,419)	(1,168,700)	1,592,777
From January 1 to December 31, 2019	1,592,777	93,481	-	(1,686,258)	-

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

As of December 31, 2019 and 2018, the amount recorded is ThUS$ 3,296 and ThUS$ (7,210), respectively, classified under the line “Administrative expenses” of the Consolidated Income Statement by function.

We inform you that this Compensation Plan is finished (LP1).

(c)	LP2 compensation plans (2019-2020)

The company implemented a long-term retention plan for executives that lasts until March 2020, with a period of enforceability between October 2019 and March 2020, which consists of an extraordinary bonus whose calculation formula is based on the variation of the value experienced by the action of LATAM Airlines Group SA for a certain period of time.

At December 31, 2019 the required action price for its collection is under the initial target.

(d)	LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is applicable, if the target of the price of the action defined in each year is met. In case the bonus is accumulated, until the last year, the total bonus is doubled (in the case of the share price is activated).

(e)	Subsidiary compensation plans

(e.1)	Stock-based payments

As indicated in Note 1, and the consequent resignation of the executives of Multiplus S.A. the option plans granted were canceled. (As of December 31, 2018, the options for current shares amounted to 247,500 shares for Multiplus S.A.)

Multiplus S.A.			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number as December 31, 2018	84,249	163,251	-	247,500
Outstanding option number as December 31, 2019	-	-	-	-

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2019	2018	2019	2018

Multiplus S.A.	-	247,500	-	247,500

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2018 there is no value recorded in liabilities and results.

(e.2)	Payments based on restricted stock

As of December 31, 2019, payment contracts based on restricted shares signed with the executives of Multiplus S.A. were canceled, as described in Note 1.

			Not acquired due
	Opening		to breach of employment	Closing
	balance	Exercised	retention conditions	balance

From January 1 to December 31, 2018	309,710	(83,958)	(8,916)	216,836
From January 1 to December 31, 2019	216,836	-	-	216,836

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the year ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Delta Air Lines Inc. Compensation (1)	350,000	-
Fuel hedge	(9,966)	77,234
Hedging margin guarantees	(21,200)	1,573
Currency hedge	-	(1,282)
Change reservation systems	-	-
Tax paid on bank transaction	(11,369)	318
Fuel derivatives premiums	(17,102)	(13,947)
Bank commissions, taxes paid and other	(20,627)	(8,179)
Guarantees	(5,474)	14,755
Court deposits	(22,976)	(30,860)
Total Other inflows (outflows) Operation flow	241,286	39,612

Others deposits in guarantees	-	-
Tax paid on bank transaction	(2,249)	(2,476)
Others	-	-
Total Other inflows (outflows) Investment flow	(2,249)	(2,476)

Loan guarantee	-	-
Settlement of derivative contracts	(2,976)	(11,675)
Aircraft Financing advances	(55,728)	55,728
Others	-	-
Total Other inflows (outflows) Financing flow	(58,704)	44,053

(1)	See Note 22.

(c)	Dividends:

	For the period ended
	December 31,
	2019	2018
	ThUS$	ThUS$

Latam Airlines Group S.A.	(54,580)	(46,591)
Multiplus S.A. (*)	-	(26,029)
Latam Airlines Perú S.A. (*)	(536)	-
Total dividends paid	(55,116)	(72,620)

(*)	Dividends paid to minority shareholders

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2018	Capital	Capital	Interest	and others	Reclassifications	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated
Loans to exporters	400,721	93,000	(145,505)	(12,934)	6,193	-	341,475
Bank loans	222,741	164,095	(165,549)	(11,352)	7,320	-	217,255
Guaranteed obligations	2,534,021	607,797	(282,721)	(93,335)	93,286	(701,721)	2,157,327
Other guaranteed obligations	673,452	-	(92,549)	(28,417)	27,946	-	580,432
Obligation with the public	1,553,079	1,009,836	(487,086)	(144,932)	134,037	-	2,064,934
Financial leases	1,624,854	-	(591,861)	(72,311)	68,440	701,721	1,730,843
Other loans	252,858	27,864	(178,777)	(9,648)	8,964	-	101,261
Lease liability	2,858,049	-	(398,992)	(177,949)	891,049	-	3,172,157
Total Obligations with financial institutions	10,119,775	1,902,592	(2,343,040)	(550,878)	1,237,235	-	10,365,684

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2017	Capital	Capital	Interest	and others	Reclassifications	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated						Restated
Loans to exporters	314,619	293,001	(202,000)	(10,467)	5,568	-	400,721
Bank loans	321,633	74,663	(167,548)	(13,961)	7,954	-	222,741
Guaranteed obligations	4,036,843	-	(315,698)	(122,639)	99,320	(1,163,805)	2,534,021
Other guaranteed obligations	242,175	704,398	(274,339)	(16,873)	18,091	-	673,452
Obligation with the public	1,584,066	-	1,561	(107,629)	75,081	-	1,553,079
Financial leases	1,109,504	-	(691,390)	(69,808)	112,743	1,163,805	1,624,854
Other loans	282,800	55,728	(88,934)	(15,978)	19,242	-	252,858
Lease liability	3,146,972	-	(373,440)	(182,948)	267,465	-	2,858,049
Total Obligations with financial institutions	11,038,612	1,127,790	(2,111,788)	(540,303)	605,464	-	10,119,775

(e)	Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the period ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Increases (payments)	(86,288)	(212,163)
Recoveries	349,702	157,508
Total cash flows	263,414	(54,655)

f)	The net effect by the hyperinflation application in the consolidated statement of cash flow for the exercise ended December 31, 2019 and 2018 corresponds to:

	For the period ended
	December 31,
	2019	2018
	ThUS$	ThUS$
Net cash flows from (used in) operating activities	118,797	6,088
Net cash flows from (used in) investment activities	64,516	(17,611)
Net cash flows from (used in) financing activities	(56,866)	3,914
Effects of variation in the exchange rate on cash and cash equivalents	(126,447)	7,609
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i.	Carbon footprint
ii.	Eco Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

This is how, during 2019, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2018 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.
-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.

-	Maintenance of the Stage 1 Certification of IEnvA of our operation in Colombian, achieved in 2018
-	Preparation of the environmental chapter for the sustainability report of the company 2019, which allows to measure progress in environmental issues.
-	Answer to the questionnaire of the DJSI.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Neutralization of domestic air operations in Colombia.
-	Neutralization of land operations in all spanish speaking countries through the purchase of carbon credits for an emblematic project in the Amazon.
-	Incorporation of 100% electric power from renewable sources in the maintenance base facilities and the corporate building of operations in Chile.
-	Implementation of the Recycle Your Trip program, which seeks to manage the waste generated on board domestic flights in Chile. This program aims to incorporate a hub every 6 months.

It is highlighted that in 2019, LATAM Airlines Group maintained its inclusion for the sixth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to the closing date of the financial statements as of December 31, 2019, there has been a significant variation in the exchange rate (Central Bank of Brazil) R $ / US $, from R $ 4.03 to US$ to R $ 4.49 per US$ to March 03, 2020, which represents a depreciation of 11.51% of the Brazilian currency.

After December 31, 2019 and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2019, have been approved in the Extraordinary Board Session of March 3, 2020.